

05047165

WILSON
Bank & Trust

P.E. 12-31-04

Wilson Bank Holding Co

RECD S.E.C.

MAR 14 2005

ARS

STANDARD FOR HOMETOWN BANKING

PROCESSED

MAR 15 2005

THOMSON
FINANCIAL

The mission of Wilson Bank & Trust Holding Company is to maximize its sustainable earnings while being a responsible business that renders high quality service to customers through the efforts of fairly treated employees.

The company will offer banking services to meet the needs of the community it serves while assuring equal access to credit for everyone. The management and staff of the bank are to operate the bank in a sound manner to provide a proper return on assets. Great things happen when management, employees and directors work together as a team.

For more information:
Wilson Bank & Trust
623 West Main Street
Lebanon, Tennessee 37087
(615) 444-BANK (2265)
www.wilsonbank.com


WILSON BANK AND TRUST

WILSON
BANK HOLDING CO.
Home Owned

THESE NUMBERS WERE IMPORTANT IN 2004

Return On Average Assets

1.04%

Return On Average Equity

13.61%

Increase In Assets

9.92%

Basic Earnings Per Share

$2.07

Book Value Per Share

$16.13



MEMBER FDIC

Visit us on the internet at:
www.wilsonbank.com

*The per share information set forth above has been adjusted to reflect a 2-for-1 stock split paid by the Company on October 31, 2003

FIVE YEAR TREND

Assets



$602,218
$667,804
$752,786
$852,619
$937,248
2000
2001
2002
2003
2004

Book Value



$9.66
$11.19
$13.05
$14.66
$16.13
2000
2001
2002
2003
2004

Net Income



$5,633
$6,651
$8,529
$9,435
$9,112
2000
2001
2002
2003
2004



Standing from left: Jimmy Comer, Jerry Franklin, Marshall Griffith, John Freeman, John R. Trice, Charles Bell, Jack Bell

Seated from left: James Anthony Patton, Mackey Bentley, Elmer Richerson, Randall Clemons, Harold Patton, Bob VanHooser

Charles Bell
Horn Springs Angus Farm

Jack Bell
Jack W. Bell Builders, Inc.

Mackey Bentley
Bentley's Air Conditioning, Inc.

Randall Clemons
CEO/President Wilson Bank & Trust
Holding Company
Chairman/CEO Wilson Bank & Trust

Jimmy Comer
Farmer/Businessman

Jerry Franklin
Ponderosa Family Steakhouse

John Freeman
Retired Businessman

Marshall Griffith
Evergreen Company

Harold Patton
Retired Businessman
Chairman Holding Company

James Anthony Patton
Mid Tenn Chemicals

Elmer Richerson
Executive Vice President
Wilson Bank Holding Company
President Wilson Bank & Trust

John R. Trice
Businessman/Farmer

Bob VanHooser
Retired Banker



The year 2004 was an exceptional period of expansion for Wilson Bank Holding Company. Our total assets reached $937 million representing an increase of $84 million.

Our asset growth was greatly enhanced as our banks opened four new offices in a twelve month period. Even with this development, profits have remained strong with after tax profits of $9.1 million. The growth in your investment experienced a strong increase of $1.47 per share in book value with our dividend pay out ratio increasing 9.87 percent over last year.

The expansion program continues as we opened a full-service office in Donelson this past January and will open a full-service office in Murfreesboro later this year. The opening of these offices will bring us to a total of 18 offices in six counties.

As we look to the future, personal, professional, hometown banking remains our focus as we strive to meet the needs of each community we serve through the delivery of quality products and services. The merger of our three banks this year will significantly increase our operation as we continue to be an independent, hometown bank.

The board of directors and management continue to have a vision beyond the present achievement of our bank.

Sincerely,

Randall Clemons
President/CEO Wilson Bank Holding Company
Chairman/CEO Wilson Bank & Trust

Elmer Richerson
Executive Vice President Wilson Bank Holding Company
President Wilson Bank & Trust



Back row standing from left: Ken Dill, Senior Vice President/Lending; Gary Whitaker, Executive Vice President/Sr. Lender; Lisa Pominski, Senior Vice President/CFO; Larry Squires, Senior Vice President/Investments

Front row standing from left: John McDearman, Senior Vice President/Lebanon Division; Elmer Richerson, President; Randall Clemons, CEO and Chairman of the Board; Christy Norton, Senior Vice President/Operations; John Goodman, Senior Vice President/West Division



Front Row: Tiffy Tucker, Vice President / Marketing and Sales; Lynne Agee, Vice President / Mortgage Loans; Paula Evans, Vice President / Regulatory Department; Sue Ann Bragg, Vice President / Human Resources, Becky Taylor, Vice President

Back Row: Bernie Christian, Vice President / Residential Lending; Rick Spruill, Assistant Vice President / Internal Auditor; Scott Jasper, Assistant Vice President / Loan Officer / Security Officer; Mark duBarry, Vice President / Technology Director



Front Row: Janice Durnberger, Assistant Vice President / Highway 70/Mt. Juliet Office Manager; Kay Tobe, Donelson Office Manager; Maliea Oakley, Vice President / Main Office Manager; Katha Wrye, Assistant Vice President / Tennessee Boulevard Office Manager; Gary Morse, Assistant Vice President / Castle Heights Avenue North Office Manager; Doug Gold, Assistant Vice President / Hermitage Office Manager

Second Row: Tom Hines, Assistant Vice President / Baddour Parkway Office Manager; Steven Ford, Assistant Vice President / Mt. Juliet Office Manager; Clark Oakley, Assistant Vice President / Watertown Office Manager; Will Van Dyke, Leeville / 109 Office Manager

Back Row: Jon Bell, Wal-Mart Office Manager; Glen Haynes, Divisional President / Hartsville Office Manager; Stan Hayes, Vice President / Murfreesboro Office Manager; not pictured: Carolyn Swain, Assistant Vice President / Gladeville Office Manager



Front Row: Glenda McAdams, Assistant Vice President / Loan Officer; Kay Tobe, Donelson Office Manager; Kay Davis, Consumer Loan Officer; Beverly Watson, Leeville / 109 Assistant Office Manager; Jody Hill, Assistant Vice President / Hermitage Assistant Office Manager; Raeann Cannon, Highway 70 / Mt. Juliet Assistant Office Manager

Second Row: Jennifer May, Mortgage Loan Officer; Darlene Dickens, Personal Banker Officer; Becky West, Donelson Assistant Office Manager; Juanita Levis, Mortgage Loan Officer; Janice Durnberger, Assistant Vice President / Highway 70 / Mt. Juliet Office Manager; Carolyn Swain, Assistant Vice President / Gladeville Office Manager

Back Row: Doug Gold, Assistant Vice President / Hermitage Office Manager; Jim Whatley, Investment Officer; Jason Loggins, Mt. Juliet Office Assistant Manager; Will Van Dyke, Leeville / 109 Office Manager; Gary Smith, Loan Officer; Steven Ford, Assistant Vice President / Mt. Juliet Office Manager; John Foster, Assistant Vice President / Gladeville Office Assistant Manager; John Goodman, Senior Vice President / West Division



Front Row: Joyce Smith, Loan Review Officer; Sherry Payne, Overdraft Collection Officer; Veronica Babcock, Investment Officer; Lynn Daugherty, Watertown Office Operations Officer; Juanita Ramsey, Personal Banker Officer

Second Row: Terry White, Loan Review Officer; Kathy Hesson, Training Officer; Tiffanie Littlefield, Assistant Vice President / Loan Officer; Debbie Callis, Assistant Vice President / Information Systems Officer; Dana Jones, Assistant Vice President / Loan Service Officer

Back Row: Glen Cross, Assistant Vice President / EFT Officer; Kent Moreland, Collections Officer; Jeff Vaught, Assistant Vice President / Collections Supervisor



Front Row: Brenda Eubanks, Senior Floater; Kay Johnson, Assistant Vice President / Bookkeeping Service Officer; Amelia Vance, Assistant Vice President / Mortgage Loan Officer

Second Row: Linda Smith, Electronic Banking Officer; Jennifer Smith, Accounting Officer; Nancy Spears, Compliance Officer; Audrey Joyner, CIF Officer; Shirley Carlile, Personal Banker Officer

Back Row: Charlie Stiles, Collections Officer; Mike Flanagan, Investment Officer; David Walden, Investment Officer



Front Row: Lisa Beal, Personal Banker Officer; Rita Bryan, Loan Officer; Margaret Kilgore, Administrative Assistant Officer; Marilyn Carr, Tennessee Boulevard Assistant Office Manager

Back Row: Nathan Walker, Consumer Loan Officer; Dale Dies, Divisional Vice President / Hartsville Assistant Office Manager; Jennifer Medlin, Sales Officer; Melissa Moore, Mortgage Underwriter Officer; Sue Teat, Loan Officer; Alyson Atchley, Baddour Parkway Assistant Office Manager; Robert Huttchson, Facility Manager; not pictured: Theda Rose, Loan Review Officer



2004 Whatever It Takes Award
From left: Bridget Hatcher, Johanna Summers



2004 Commitment to Quality
From left: Shannon Bruff, Amanda McClain



2004 Commitment to Excellence
From left: Ryan Savage, Mark duBarry

These award recipients were selected by fellow employees.

WILSON
Bank & Trust



Mike Baker Community Service Award
Presented to: Steven Ford



Sue Talley Community Service Award
Presented to: Sandy Ford



2004 Sales Person of the Year
From left: Colleen Blane, Dale Dies



2004 Insurance Sales Award
THW Insurance Services, LLC: Jeff Vaught



2004 Office of the Year
Gladeville Office



2004 Production Leader Award
Murfreesboro Loan Office



Chairman's Executive Management Award
John McDearman



Fifteen Years Service
From left: Christy Norton, Sherry Payne, Audrey Joyner, Elmer Richerson, Larry Squires; not pictured: Charlene Baker



Ten Years Service
From left: Linda Smith, Kathy Robinson, Cecilia Tosh; not pictured: Norma Walker, Becky Williams, Barbara Waynick



Five Years Service
From left: Chris Tucker, Colleen Blane, Karen Osment, Toni Smart, Paula Evans, Lisa Cook, Kristen Bare; not pictured Yvonne Kinslow, Jim Whatley



Five Years Service
From left: Lynne Agee, Donna Fantom, Doug Gold, Shelley Fowler, Gary Morse, Jody Hill; not pictured Susan Van Beber

TROUSDALE Bank & Trust

Office of Wilson Bank & Trust
Lebanon , TN



Trousdale Bank & Trust Advisory Board

Mark Beeler
Mike Cornwell
Dale Dies
Sandy Ford
Glen Haynes
Jerry Helm
Kenny Linville
Ron Moreland

Wilson Bank & Trust Community Council

Lebanon
Jeff Ledford
Rick Bell
Dr. John Gallaher
Dr. Bill Nave
Dr. Roger McKinney
Brenda McFarlin
Danny Stewart
Tim Edwards
John Turner
Judy Cox
Jody Aulds
Eddie Cason
Jackie Gaither
Gail King
Norma Morris

Watertown
Myra Malone
Cheryl Ellison
Anthony Hall
Betty Pryor
Jonathan Russo
Bill Shults
Robin Vance

Gladeville
Lon Mires
Larry Kernagis
Gene Jones
Johnie Ricketts
Jeff Hall
David Denney
Lyndon Lafevers
Cassie Spickard

Mt. Juliet
Harold W. Sutton
Bob DeSalvo
Lex Cook
Dean Robinson
Andy Bond
Cindy Todd
Emory Mays
Debbie Moss
William Patton
Debra Watson
Stephen Wood

Leeville
Kevin Cook
John McGee
Eddie Tomlinson
Raymond Lasater
Ann B. Sloan
Randy Hall
Pam J. Ash

Donelson / Hermitage Community Council

Frank Batson
Don Bass
Doug Raines
Don Henderson
Mike Primm
George Thomas
Brad Upchurch
Bill Lafollette





DeKalb Community Bank

Smithville & Alexandria Offices

DeKalb Community Bank Board of Directors

Bryna Asford
Gentry Barnes, President
Jack Bell
Philip Cantrell
Randall Clemons, CEO
W. Michael Corley
Eddie Evins, Emeritus
(not pictured)
Mike Foster
Deloy Kirby
Larry Knowles
Jeff McMillen, Chairman
John R. Trice
Bob Van Hooser





Community Bank of Smith County

Community Bank of Gordonsville

Office of Community Bank of Smith County, Carthage, TN



Carthage & Gordonsville Offices

Community Bank of Smith County Board of Directors

Charles Bell
Randall Clemons, CEO
Jimmy Comer
Phyllis Eckel
Charlie Bob Hughes
Ben Lynch
Jim Owen
Donny Kemp
Richard T. Rutherford, MD
Joe Vance, President
Steve Wilmore, Chairman

More than a quarter of a century ago, Raymond James Financial Services, Inc. was founded with the mission to help our clients achieve their financial goals and dreams.

We accomplish this through a comprehensive review of our clients' investment objectives, combined with a conservative, long-term approach to asset allocation and a selection of superior financial products and services.

It is this commitment to excellence that has made Raymond James Financial Services one of the nation's premier investment management firms.



Standing from left: David Walden, Certified Financial Planner™, Beth Williams, Administrative Assistant, Karen Martin, Registered Administrative Assistant, Veronica Babcock, Financial Advisor
Sitting from left: Mike Flanagan, CPA, Certified Financial Planner™, Larry Squires, Certified Financial Planner™, Branch Manager, Jim Whatley, Financial Advisor

The Investment Center located at:

WILSON Bank & Trust

1476 North Mt. Juliet Road Mt. Juliet, TN 37122 547-5505	623 West Main Street Lebanon, TN 37087 443-6509	4736 Andrew Jackson Parkway Hermitage, TN 37076 885-4909	127 McMurry Boulevard Hartsville, TN 37074 374-4133

Securities are offered exclusively through Raymond James Financial Services, Inc., member NASD/SIPC, an independent broker/dealer, and are not insured by FDIC or any other bank insurance, are not deposits or obligations of the bank, are not guaranteed by the bank, and are subject to risk, including possible loss of principal.

Full Service Insurance Right Where You Bank

Bank Here 
WILSON
Bank & Trust

Insure Here 
THW
Insurance
Services, LLC

Since 1999, Wilson Bank & Trust and THW have combined to provide a full range of insurance services to bank customers and the community. We continue working to serve customers by providing them with excellent insurance coverage and services. Our partnership with Wilson Bank & Trust has enhanced our ability to do this in convenient locations.

Licensed agents are available for your convenience in Lebanon, Mt. Juliet and Hermitage as follows. Jeff Lea is at the Mt. Juliet office Monday - Friday and in the Hermitage office by appointment. Carl Ragland is at the Lebanon Main office Monday - Saturday.



From Left:
Richard Whitener, 443-3849 ext. 22
Commercial, Auto/Home & Life

Rick Thorne, 443-3849 ext. 25
Life, Health & Long-Term Care

Brownie Hall, 443-3849 ext. 24
Accident, Cancer, Section 125 & Employee Benefits, Disability & Supplemental Insurance
702 Cadet Court, Lebanon TN 37087

Carl Ragland; 443-6530 Licensed Insurance Agent conveniently located in the lobby of the Main office. Auto/Home, & Life

Jeff Lea; 547-5507 Licensed Insurance Agent conveniently located in the lobby of the Mt. Juliet office. Auto/Home, & Commercial





Robin Moore; Office Manager - Licensed Insurance Agent
443-3849 ext. 21
Specializing in individual health insurance quotes including the new HSA (health savings account).

Insurance products are not FDIC insured, are not deposits of the bank, are not guaranteed by the bank, may go down in value and are not insured by any government agency.



Leeville/109 Office
Grand Opening
January 4, 2004



Murfreesboro Loan Office
Grand Opening
February 2, 2004



Mt. Juliet Hwy 70 Office
Grand Opening
March 15, 2004



Donelson Office
A building was acquired in December 2004 for a new office to open in Donelson in January 2005.

Full Service Saturday Banking


TROUSDALE
SMITH
DAVIDSON
WILSON
DEKALB
RUTHERFORD
CANNON

Main Office
623 West Main Street
Lebanon, TN 37087
444-2265

Baddour Office
1444 Baddour Parkway
Lebanon, TN 37087
444-7560

Tennessee Boulevard Office
200 Tennessee Boulevard
Lebanon, TN 37087
443-6178

Super Banking Center
Wal-Mart Supercenter
Lebanon, TN 37087
443-6293

Castle Heights Avenue North
1130 Castle Heights Avenue N.
Lebanon, TN 37087
443-0492

Watertown Office
Public Square
Watertown, TN 37184
237-3302

Gladeville Office
8875 Stewarts Ferry Pike
Gladeville, TN 37071
443-6522

Mt. Juliet Office
1476 North Mt. Juliet Road
Mt. Juliet, TN 37122
754-0600

Hwy 70-Mt. Juliet
11755 Hwy 70
Mt. Juliet, TN 37122
773-7841

Hermitage Office
4736 Andrew Jackson Parkway
Hermitage, TN 37076
885-0040

Leeville-109
440 Hwy 109 North
Lebanon, TN 37090
453-1086

Murfreesboro Loan Office
151 Heritage Park Drive
Jackson Square Suite 102
Murfreesboro, TN 37129
867-7777

Donelson Office
217 Donelson Pike
Donelson, TN 37124
232-5925

Trousdale Bank & Trust
127 McMurry Boulevard
Hartsville, TN 37074
374-4133
Office of Wilson Bank & Trust
Lebanon, Tennessee

DeKalb Community Bank
Main Office
576 West Broad Street
Smithville, TN 37166
615-597-4663

Alexandria Office
306 Brush Creek Road
Alexandria, TN 37012
615-529-4663

Auburntown ATM
508 Poplar Bluff East
Auburntown, TN

Community Bank of Smith County
Main Office
1300 Main Street North
Carthage, TN 37030
615-735-3990

Community Bank of Gordonsville
7 New Middleton Highway
Gordonsville, TN 38563
615-683-3990
Office of Community Bank of Smith County
Carthage, Tennessee

Internet Office
www.wilsonbank.com

During 2004, in keeping with our commitment to offer our customers the very best in financial products and services, Wilson Bank & Trust launched a trio of new products. These were designed to provide technology, convenience and the most up to date services in the banking industry. EZ*Access Checking, the Equity Access card, and the Visa BUXX card are Wilson Bank & Trust's newest offerings. EZ*Access Checking was developed to take advantage of progressive technology in internet banking. Equity Access added the convenience of a credit card to home equity lines of credit. Finally, the new Wilson Bank & Trust Visa BUXX card provided parents with a dynamic tool for teaching their teens and young adults financial responsibility.

EQUITY ACCESS


WILSON
Bank & Trust
EQUITY ACCESS
4013
VISA


DEBIT
VISA
BUXX
GOOD THRU
VISA

ez*Access

CHECKING ACCOUNT

Wilson Bank & Trust has become known for making it happen for our customers. We place at their disposal a multitude of financing options structured to fit their individual needs. Whether they are a first time home buyer, a small business owner, a large corporation, or the congregation of a church that has outgrown its facilities, we have something that is right for everyone. We have financing for home improvement, new home construction, commercial, or mortgage needs. Due to our independence, we have the flexibility to offer solutions for every customer's unique situation.









Voted The Best Bank In Wilson County For 2004!


WBT WILSON BANK & TRUST

2004 Financial Reports and Management's Discussion

WILSON BANK HOLDING COMPANY FINANCIAL HIGHLIGHTS (UNAUDITED)

	In Thousands, Except Per Share Information As Of December 31,				
	2004	2003	2002	2001	2000
CONSOLIDATED BALANCE SHEETS:					
Total assets end of year	$937,248	852,619	752,786	667,804	602,218
Loans, net	$714,631	584,714	543,658	489,277	427,764
Securities	$133,072	149,536	115,882	96,558	89,424
Deposits	$832,922	770,419	679,408	602,576	543,583
Stockholders' equity	$ 71,561	63,323	55,031	45,971	38,735

CONSOLIDATED STATEMENTS OF EARNINGS:	*Years Ended December 31,*				
	2004	2003	2002	2001	2000
Interest income	$ 47,263	44,115	45,090	47,883	42,426
Interest expense	15,751	15,217	18,215	25,633	22,860
Net interest income	31,512	28,898	26,875	22,250	19,566
Provision for possible loan losses	3,273	1,904	2,344	1,976	1,417
Net interest income after provision for possible loan losses	28,239	26,994	24,531	20,274	18,149
Non-interest income	8,898	9,060	8,076	7,732	5,752
Non-interest expense	22,336	20,377	18,685	17,314	14,871
Earnings before income taxes	14,801	15,677	13,922	10,692	9,030
Income taxes	5,689	6,242	5,393	4,041	3,397
Net earnings	$ 9,112	9,435	8,529	6,651	5,633
Minority interest in net earnings of subsidiaries	$ 475	916	866	587	460
Cash dividends declared	$ 3,262	2,651	2,378	1,920	1,579
PER SHARE DATA: (1)					
Basic earnings per common share	$ 2.07	2.20	2.04	1.63	1.42
Diluted earnings per common share	$ 2.07	2.20	2.04	1.63	1.42
Cash dividends	$ 0.75	0.63	0.58	0.48	0.40
Book value	$ 16.13	14.66	13.05	11.19	9.66
RATIOS:					
Return on average stockholders' equity	13.61 %	16.00 %	16.98 %	15.70 %	16.39 %
Return on average assets (2)	1.04 %	1.31 %	1.33 %	1.14 %	1.14 %
Capital to assets (3)	8.38 %	8.19 %	8.08 %	7.61 %	7.13 %
Dividends declared per share as percentage of basic earnings per share	36.23 %	26.36 %	28.19 %	29.14 %	28.27 %

(1) Per share data has been retroactively adjusted to reflect a 2 for 1 split which occurred effective October 31, 2003.

(2) Includes minority interest earnings of consolidated subsidiaries in numerator.

(3) Includes minority interest of consolidated subsidiaries in numerator.

Forward-Looking Statements

This report includes certain forward-looking statements (any statement other than those made solely with respect to historical fact) based upon management's beliefs, as well as assumptions made by and data currently available to management. This information has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "expect," "anticipate," "intend," "should," "may," "could," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Wilson Bank Holding Company (the "Company") to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, without limitation, (i) increased competition with other financial institutions, (ii) lack of sustained growth in the economy in the Company's market area, (iii) rapid fluctuations in interest rates, (iv) significant downturns in the businesses of one or more large customers, (v) changes in the legislative and regulatory environment, (vi) inadequate allowance for loan losses, (vii) consummation of the merger of DeKalb Community Bank and Community Bank of Smith County with Wilson Bank & Trust and (viii) loss of key personnel. Many of such factors are beyond the Company's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this discussion, whether as a result of new information, future events or otherwise.

General

The Company is a registered bank holding company that owns 100% of the common stock of Wilson Bank and Trust, a state bank headquartered in Lebanon, Tennessee. The Company was formed in 1992.

During 1996, the Company and other organizers consisting primarily of residents of DeKalb and Smith Counties, Tennessee formed DeKalb Community Bank and Community Bank of Smith County. The Company acquired 50% of the common stock of each bank. Each of the banks were capitalized with $3,500,000; and accordingly, the Company's initial investment in each bank was $1,750,000. Each of the banks have a dividend reinvestment plan whereby the stockholders are given the opportunity to reinvest all or a portion of their dividends in the bank's stock. The Company reinvests its dividends in the amount necessary to maintain a 50% ownership interest. DeKalb Community Bank and Community Bank of Smith County are accounted for as consolidated subsidiaries of the Company and their accounts are included in the consolidated financial statements. The equity and earnings applicable to the minority stockholders are shown as minority interest in the consolidated financial statements.

The Company's three subsidiary banks are community banks headquartered in Lebanon, Smithville and Carthage, Tennessee, respectively, serving Wilson County, DeKalb County, Smith County, Trousdale County, and the eastern part of Davidson County, Tennessee as their primary market areas. The subsidiary banks have seventeen locations including their three main offices. Davidson, DeKalb, Smith, Rutherford and Trousdale Counties adjoin Wilson County. Management believes that these counties offer an environment for continued growth, and the Company's target market is local consumers, professionals and small businesses. The banks offer a wide range of banking services, including checking, savings, and money market deposit accounts, certificates of deposit and loans for consumer, commercial and real estate purposes. The Company also offers custodial and trust services and an investment center which offers a full line of investment services to its customers.

Since July 2002, the Company and its three bank subsidiaries have incurred significantly higher internal control, auditing and accounting costs related to their compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the related rules and regulations imposed by the Securities and Exchange Commission as a result of that act. These costs, which have increased substantially during 2004 as a result of the requirement that the Company document, and have its registered public accounting firm attest to, the effectiveness of its internal control over financial reporting, are increased over bank holding companies of similar size, by the fact that the company maintains three separate bank subsidiaries. Prompted by these elevating costs, management of the Company began consideration of combining Wilson Bank & Trust, DeKalb Community Bank and Community Bank of Smith County. The boards of directors of the Company, Wilson Bank & Trust, DeKalb Community Bank and Community Bank of Smith County thereafter agreed that it was in the best interests of each of the company's respective shareholders to merge DeKalb Community Bank and Community Bank of Smith County with and into Wilson Bank & Trust. The Company believes that combining these entities will result in cost savings to the combined companies related to both Sarbanes-Oxley compliance and the centralization of certain back office functions.

As a result, in November 2004, DeKalb Community Bank and Community Bank of Smith County entered into agreements with Wilson Bank Holding Company and Wilson Bank and Trust that provide for the merger of the two banks into Wilson Bank and Trust subject to shareholder and regulatory approvals. The minority shareholders of DeKalb Community Bank and Community Bank of Smith County will receive stock of Wilson Bank Holding Company for their shares in the community banks except for those that dissent and choose to be paid in cash. The expected impact of the transactions on the books of the Company, based on December 31, 2004 data, would be an increase to stockholders' equity of $13,692,000, a decrease to minority interest of $6,959,000 and an increase to total assets of $6,733,000. In addition the Company is expected to issue approximately 438,000 shares of its common stock in connection with the mergers.

The following discussion and analysis is designed to assist readers in their analysis of the Company's consolidated financial statements and must be read in conjunction with such consolidated financial statements. The Company's Board of Directors approved a 2 for 1 stock split for stockholders of record as of October 1, 2003 payable October 30, 2003. Each stockholder received one (1) additional share for each one (1) share owned with allowance for fractional shares. Per share data included in these consolidated financial statements has been restated to give effect to the stock split.

Critical Accounting Policies

The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles to the determination of our allowance for loan losses (ALL), we have made judgments and estimates which have significantly impacted our financial position and results of operations.

Our management assesses the adequacy of the ALL on a regular basis. This assessment includes procedures to estimate the ALL and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions (1) an allocated amount representative of specifically identified credit exposure and exposures readily predictable by historical or comparative experience, and (2) an unallocated amount representative of inherent loss which is not readily identifiable. Even though the ALL is composed of two components, the entire allowance is available to absorb any credit losses.

We establish the allocated amount separately for two different risk groups (1) unique loans (commercial loans, including those loans considered impaired); and (2) homogenous loans (generally consumer loans). We base the allocation for unique loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. Each risk-rating grade is assigned an estimated loss ratio, which is determined based on the experience of management, discussions with banking regulators, historical and current economic conditions and our independent loan review process. We estimate losses on impaired loans based on estimated cash flows discounted at the loan's original effective interest rate or the underlying collateral value. We also assign estimated loss ratios to our consumer portfolio. However, we base the estimated loss ratios for these homogenous loans on the category of consumer credit (e.g., automobile, residential mortgage, home equity) and not on the results of individual loan reviews.

The unallocated amount is particularly subjective and does not lend itself to the exact mathematical calculation. We use the unallocated amount to absorb inherent losses which may exist as of the balance sheet date for such matters as changes in the local or national economy, the depth or experience of the lending staff, any concentrations of credit in any particular industry group, and new banking laws or regulations. After we assess applicable factors, we evaluate the aggregate unallocated amount based on our management's experience.

We then test the resulting ALL balance by comparing the balance in the allowance account to historical trends and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the ALL in its entirety. The loan review and the finance committee of our board of directors review the assessment prior to the filing of financial information.

Results of Operations

Net earnings for the year ended December 31, 2004 were $9,112,000, a decrease of $323,000, or 3.4%, compared to 2003. The decrease in net earnings for the year ended December 31, 2004 was primarily the result of a decrease in mortgage refinancing due to a higher rate environment. Net earnings for the year ended December 31, 2003 were $9,435,000, an increase of $906,000, or 10.6%, over 2002. On a per share basis, net income equaled $2.07 in 2004, compared with $2.20 in 2003 and $2.04 in 2002.

Net Interest Income

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of the Company's earnings. Total interest income in 2004 was $47,263,000, compared with $44,115,000 in 2003 and $45,090,000 in 2002. The increase in total interest income in 2004 was primarily due to an increase in the average earning assets of $80 million. Average earning assets increased $85 million from December 31, 2002 to December 31, 2003. As interest rates for 2004 remained at historically low levels for 2004, the average interest rate earned on earning assets was 5.70% in 2004 compared with 5.88% in 2003 and 6.78% in 2002.

Interest earned on earning assets does not include any interest income which would have been recognized on non-accrual loans if such loans were performing. The amount of interest not recognized on nonaccrual loans totaled $13,000 in 2004, compared with $8,000 in 2003 and $12,000 in 2002.

Total interest expense for 2004 was $15,751,000, an increase of $534,000, or 3.5%, compared to total interest expense of $15,217,000 in 2003. The increase in total interest expense was due to an increase in average interest bearing liabilities of approximately $65,715,000, offset by a decrease in the weighted average cost of funds from 2.33% to 2.19%. Interest expense decreased from $18,215,000 in 2002 to $15,217,000 in 2003 or a decrease of $2,998,000, or 16.5%. The decrease in 2003 was due to a decrease in the weighted average cost of funds from 3.11% to 2.33% net of the effect of a $67,389,000 increase in average interest bearing liabilities.

Net interest income for 2004 totaled $31,512,000 as compared to $28,898,000 and $26,875,000 in 2003 and 2002, respectively. The net interest spread, defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds (calculated on a fully taxable equivalent basis), decreased to 3.51% from 3.55% in 2003. The net interest spread was 3.67% in 2002. The decrease in the interest spread for 2004 and 2003 as compared to the prior period is a result of a lower interest rate environment. The net interest yield, which is net interest income expressed as a percentage of average earning assets, decreased to 3.81% for 2004 compared to 3.87% in 2003 and 4.07% in 2002. Interest rates decreased during the first six months of 2004 and during 2003 as a result of the Federal Reserve Bank's decision to lower the discount rate to stimulate the economy. Since June 30, 2004, the Federal Reserve has raised short term interest rates 1.25 basis points and the Company believes that interest rates will continue to rise or remain stable in 2005. The Company is in a position to reprice its liabilities faster than the assets are repricing such that in the short term a rising rate environment may have a negative impact on the Company's earnings as its interest expense increases faster than interest income. Management also believes that growth in 2005 will generally approximate the growth experienced in 2004. A significant increase in interest rates could have an adverse impact on net interest yields and earnings.

Provision for Possible Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for possible loan losses that, in management's evaluation, should be adequate to provide coverage for estimated losses on outstanding loans and to provide for uncertainties in the economy. The 2004 provision for loan losses was $3,273,000, an increase of $1,369,000 from the provision of $1,904,000 in 2003. The increase in the provision was primarily a result of additional provision determined necessary by management during 2004 after performing a detailed evaluation of one of the Company's 50% owned subsidiary's loan officer's portfolios. The provision for loan losses was $2,344,000 in 2002. Net charge-offs increased to $1,980,000 in 2004 from $770,000 in 2003. The increase in net charge-offs is also due to the loan officer portfolio analysis conducted on one of the Company's 50% owned subsidiaries. Net charge-offs in 2002 totaled $890,000. The ratio of net charge-offs to average total outstanding loans in 2004 was .30% in 2003 was .14% and .17% in 2002. The provision for loan losses in 2004 exceeded net charge-offs by $1,293,000 compared to $1,134,000 in 2003 and $1,454,000 in 2002.

The provision for loan losses raised the allowance for possible loan losses (net of charge-offs and recoveries) to $9,370,000 at December 31, 2004 from $8,077,000 and $6,943,000 at December 31, 2003 and 2002, respectively. This represents a 16.0% increase in the allowance at December 31, 2004 over December 31, 2003 as compared to a 22.1% increase in total loans. The allowance for possible loan losses was 1.29% of total loans outstanding at December 31, 2004 compared to 1.36% at December 31, 2003 and 1.26% at December 31, 2002. Additionally, as a percentage of nonperforming loans at year end 2004, 2003 and 2002, the allowance for possible loan losses represented 297%, 363% and 564%, respectively.

The level of the allowance and the amount of the provision involve evaluation of uncertainties and matters of judgment. The Company maintains an allowance for loan losses which management believes is adequate to absorb losses inherent in the loan portfolio. A formal review is prepared bi-monthly by the Loan Review Officer to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. The review includes analysis of historical performance, the level of non-performing and adversely rated loans, specific analysis of certain problem loans, loan activity since the previous assessment, reports prepared by the Loan Review Officer, consideration of current economic conditions, and other pertinent information. The level of the allowance to net loans outstanding will vary depending on the overall results of this bi-monthly assessment. The review is presented to the Finance Committee and subsequently approved by the Board of Directors. See the discussion under "Critical Accounting Policies" for more information. Management believes the allowance for possible loan losses at December 31, 2004 to be adequate.

Non-Interest Income

The components of the Company's non-interest income include service charges on deposit accounts, other fees, gains on sales of loans, gains on sales of fixed assets and other income. Total non-interest income for 2004 was $8,898,000 compared with $9,060,000 in 2003 and $8,076,000 in 2002. The 1.8% decrease over 2003 was primarily due to gains on sales of loans (which decreased $1,109,000), offset by increases in the volume of service charges on deposit accounts (which increased $527,000) and other fees (which increased $377,000). The reduction in gains on loans was the result of a reduction in mortgage refinancing as interest rates stabilized and subsequently rose during the second half of 2004. The Company has entered into a commission participation arrangement with a local insurance agency to sell insurance products. Management does not anticipate that this arrangement will materially impact 2005 non-interest income.

Non-Interest Expenses

Non-interest expenses consist primarily of employee costs, occupancy expenses, furniture and equipment expenses and other operating expenses. Total non-interest expenses for 2004 increased 9.6% to $22,336,000 from $20,377,000 in 2003. The 2003 non-interest expense was up 9.1% over non-interest expense in 2002 which totaled $18,685,000. The increases in non-interest expenses in 2004 resulted primarily from increases in employee salaries and related benefits. This increase was principally due to an increase in the number of employees necessary to support the Company's expanded operations. Other operating expenses increased to $5,376,000 in 2004 from $4,868,000 in 2003. These expenses included data processing, supplies and general operating expenses, which increased as a result of continued growth of the Company.

Income Taxes

The Company's income tax expense was $5,689,000 for 2004, a decrease of $553,000 from $6,242,000 for 2003. The percentage of income tax expense to earnings before taxes decreased to 38.4% in 2004 from 39.8% in 2003. The percentage was 38.7% in 2002.

Financial Condition

Balance Sheet Summary. The Company's total assets increased $84,629,000 or 9.9% to $937,248,000 at December 31, 2004, after increasing 13.3% in 2003 to $852,619,000 at December 31, 2003. Loans, net of allowance for possible loan losses, totaled $714,631,000 at December 31, 2004, a 22.2% increase compared to December 31, 2003. At year end 2004 securities totaled $133,072,000, a decrease of 11.0% from $149,536,000 at December 31, 2003. The decrease in securities in 2004 includes a $1,329,000 increase in net unrealized losses on securities available-for-sale. Securities also decreased in 2004, as the company liquidated available for sale securities to fund loan growth in the second half of 2004.

Total liabilities increased $75,981,000 at December 31, 2004 to $858,728,000 compared to $782,747,000 at December 31, 2003. This increase was composed primarily of the $62,503,000 increase in total deposits to $832,922,000 (a 8.1% increase) and an increase in advances from the Federal Home Loan

Bank from $712,000 at December 31, 2003 to $15,263,000 at December 31, 2004. Securities sold under repurchase agreements decreased to $6,679,000 from $8,606,000 at the respective year ends 2004 and 2003.

Stockholders' equity increased $8,238,000 or 13.0% due to net earnings and sales of stock pursuant to the Company's Dividend Reinvestment Plan, net of dividends paid on the Company's common stock. The increase includes a $771,000 decrease in net unrealized losses on available-for-sale securities, net of taxes. A more detailed discussion of assets, liabilities and capital follows.

Loans:

Loan category amounts and the percentage of loans in each category to total loans are as follows:

	2004		2003	
(In Thousands)	AMOUNT	PERCENTAGE	AMOUNT	PERCENTAGE
Commercial, financial and agricultural	$ 217,372	30.0%	$ 174,235	29.4%
Installment	73,482	6.8	64,880	10.9
Real estate – mortgage	384,062	53.0	314,168	53.0
Real estate – construction	49,085	10.2	39,508	6.7
TOTAL	$ 724,001	100.0%	$ 592,791	100.0%

Loans are the largest component of the Company's assets and are its primary source of income. The Company's loan portfolio, net of allowance for possible loan losses, increased 22.2% as of year end 2004 as the Company deployed available capital in higher earning loans rather than securities. The loan portfolio is composed of four primary loan categories: commercial, financial and agricultural; installment; real estate-mortgage; and real estate-construction. The table above sets forth the loan categories and the percentage of such loans in the portfolio at December 31, 2004 and 2003.

As represented in the table, primary loan growth was in real estate mortgage loans and commercial, financial and agricultural loans. Real estate mortgage loans increased 22.2% in 2004 and at December 31, 2004 and 2003 comprised 53.0% of total loans outstanding. Management believes this increase was primarily due to the favorable interest rate environment during the first half of 2004 and the Company's ability to increase its market share of such loans while maintaining its loan underwriting standards. Commercial, financial and agricultural loans increased 24.8% in 2004 and comprised 30.0% of the total loan portfolio at December 31, 2004, compared to 29.4% at December 31, 2003.

Banking regulators define highly leveraged transactions to include leveraged buy-outs, acquisition loans, and recapitalization loans of an existing business. Under the regulatory definition, at December 31, 2004, the Company had no highly leveraged transactions, and there were no foreign loans outstanding during any of the reporting periods.

Non-performing loans, which include non-accrual loans, loans 90 days past due, and renegotiated loans totaled $3,157,000 at December 31, 2004, an increase from $2,228,000 at December 31, 2003. Non-accrual loans are loans on which interest is no longer accrued because management believes collection of such interest is doubtful due to management's evaluation of the borrower's financial condition, collateral liquidation value, economic and business conditions and other factors affecting the borrower's ability to pay. Non-accrual loans totaled $624,000 at December 31, 2004 compared to $462,000 at December 31, 2003. Loans 90 days past due, as a component of non-performing loans, increased to $2,533,000 at December 31, 2004 from $1,766,000 at December 31, 2003. This increase is primarily a result of increases in real estate mortgage loans that are 90 days past due. The Company had no renegotiated loans, which would have been included in non-performing loans.

The Company also internally classifies loans about which management questions the borrower's ability to comply with the present repayment terms of the loan agreement. These internally classified loans totaled $9,686,000 at December 31, 2004 as compared to $6,656,000 at December 31, 2003. Of the internally classified loans at December 31, 2004, $5,509,000 are real estate related loans and $4,177,000 are various other types of loans. The internally classified loans as a percentage of the allowance for possible loan losses were 103.4% and 82.4%, respectively, at December 31, 2004 and 2003.

The allowance for possible loan losses is discussed under "Critical Accounting Policies" and "Provision for Possible Loan Losses." The Company maintains its allowance for possible loan losses at an amount believed by management to be adequate to provide for the possibility of loan losses in the loan portfolio.

Essentially all of the Company's loans were from Wilson, DeKalb, Smith, Trousdale and adjacent counties. The Company seeks to exercise prudent risk management in lending, including diversification by loan category and industry segment as well as by identification of credit risks. At December 31, 2004 no single industry segment accounted for more than 10% of the Company's portfolio other than real estate loans.

The Company's management believes there is a significant opportunity to continue to increase the loan portfolio in the Company's primary market area which was expanded in 1999 to include eastern Davidson County, Tennessee. The Company has targeted commercial business lending, commercial and residential real estate lending and consumer lending. Although it is the Company's objective to achieve a loan portfolio equal to approximately 85% of deposit balances, various factors, including demand for loans which meet its underwriting standards, will likely determine the size of the loan portfolio in a given economic climate. This loan demand is reflected in the past two years when the Company's average loan to average deposit ratio was 83.6% and 79.9%, respectively, despite significant deposit growth. As a practice, the Company generates its own loans and does not buy participations from other institutions. The Company may sell some of the loans it generates to other financial institutions if the transaction profits the Company and improves the liquidity of the loan portfolio. The subsidiary banks also sell loan participations to other banks within the consolidated group.

Securities

Securities decreased 11.0% to $133,072,000 at year end 2004 from $149,536,000 at December 31, 2003, and comprised the second largest and other primary component of the Company's earning assets. This decrease followed a 29.0% securities portfolio increase from year end 2002 to 2003.

The primary decrease in the Company's securities portfolio was in U.S. Treasury and other U.S. Government agencies which decreased $13,398,000 or 11.0% in 2004. The average yield of the securities portfolio at December 31, 2004 was 3.25% with an average maturity of 3.5 years, as compared to an average yield of 3.51% and an average maturity of 3.92 years at December 31, 2003. Due to falling interest rates in 2003, payoffs in the securities portfolio increased. Management reinvested in lower yielding securities, with shorter maturities, which resulted in the decrease in both average yields and average maturities from 2003 to 2004.

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value with unrealized gains and losses included in earnings.

- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

The classification of a portion of the securities portfolio as available-for-sale was made to provide for more flexibility in asset/liability management and capital management.

As of December 31, 2004, the Company had forty-three temporarily impaired securities with a market value of $30,904,000 and unrealized losses totaling $342,000. The impaired securities are considered high quality investments in line with normal

The Company's classification of securities as of December 31, 2004 is as follows:

(In Thousands)	Held-To-Maturity		Available-For-Sale	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and Corporations	$ -	-	109,945	108,383
Obligations of states and political Subdivisions	14,202	14,705	1,035	1,096
Mortgage-backed securities	235	235	9,208	9,156
	$ 14,437	14,940	120,188	118,635

No securities have been classified as trading securities.

industry investing practices. The unrealized losses are primarily the result of changes in the interest rate and sector environments. Consistent with the original classification as available for sale, the Company intends and has the ability to hold the above securities until the value is realized. The Company may sell the above or other securities in the ordinary course of business in response to unexpected and significant changes in liquidity needs, unexpected and significant increases in interest rates and /or sector spreads that significantly extend the security's holding period, or conducting a small volume of security transactions.

Deposits

The increases in assets in 2004 and 2003 were funded primarily by increases in deposits. Total deposits, which are the principal source of funds for the Company, totaled $832,922,000 at December 31, 2004 compared to $770,419,000 and $679,408,000 at December 31, 2003 and 2002, respectively. The Company has targeted local consumers, professionals, and small businesses as its central clientele; therefore, deposit instruments in the form of demand deposits, savings accounts, money market demand accounts, certificates of deposits and individual retirement accounts are offered to customers. Management believes the Wilson County, Davidson County, DeKalb County, Smith County, Rutherford County and Trousdale County areas are growing economic markets offering growth opportunities for the Company; however, the Company competes with several of the larger bank holding companies that have bank offices in these counties; and therefore, no assurances of market growth or maintenance of current market share can be given. Even though the Company is in a very competitive market, management currently believes that its market share can be maintained or expanded.

The $62,503,000, or 8.1%, growth in deposits in 2004 consisted of changes in several deposit categories: savings accounts decreased $5,658,000(12.9%) to $38,342,000, total certificates of deposit (including individual retirement accounts) increased $60,495,000 (16.1%) to $435,435,000, NOW accounts increased $2,032,000 (3.1%) to $68,228,000, money market accounts decreased $10,118,000 (5.1%) to $188,435,000 and demand deposits increased $15,752,000 (18.2%) to $102,482,000.

The average rate paid on average total interest-bearing deposits was 2.2% for 2004, compared to 2.3% for 2003. The average rate paid in 2002 was 3.1%.

The ratio of average loans to average deposits was 83.6% in 2004 compared with 79.9% and 82.7% in 2003 and 2002, respectively.

Contractual Obligations

The Company has the following contractual obligations as of December 31, 2004:

(In Thousands)	Less than 1 Year	1 –3 Years	3-5 Years	More than 5 Years	Total
Long-Term Debt	$ -	-	-	15,263	15,263
Capital Leases	-	-	-	-	-
Operating Leases	34	24	15	-	73
Purchases	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-
Total	$34	24	15	15,263	15,263

Long-term debt contractual obligations consist of advances from the Federal Home Loan Bank. The Company leases land for certain branch facilities and automatic teller machine locations. Future minimum rental payments required under the terms of these noncancellable leases are included in operating lease obligations.

Off Balance Sheet Arrangements

At December 31, 2004, the Company had unfunded loan commitments outstanding of $101.7 million, unfunded lines of credit of $31.3 million and outstanding standby letters of credit of $9.5 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Company's bank subsidiary has the ability to liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Company's bank subsidiary could sell participations in these or other loans to correspondent banks. As mentioned below, the Company's bank subsidiary has been able to fund its ongoing liquidity needs through its stable core deposit base, loan payments, its investment security maturities and short-term borrowings.

Liquidity and Asset Management

The Company's management seeks to maximize net interest income by managing the Company's assets and liabilities within appropriate constraints on capital, liquidity and interest rate risk. Liquidity is the ability to maintain sufficient cash levels necessary to fund operations, meet the requirements of depositors and borrowers and fund attractive investment opportunities. Higher levels of liquidity bear corresponding costs, measured in terms of lower yields on short-term, more liquid earning assets and higher interest expense associated with extending liability maturities. Liquid assets include cash and cash equivalents and investment securities and money market instruments that will mature within one year. At December 31, 2004, the Company's liquid assets approximated $90.1 million.

The Company's primary source of liquidity is a stable core deposit base. In addition, short-term investments, loan payments and investment security maturities provide a secondary source.

At December 31, 2004, the Company had a liability sensitive position (a negative gap) for 2005. Liability sensitivity means that more of the Company's liabilities are capable of repricing over certain time frames than its assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

The following table shows the rate sensitivity gaps for different time periods as of December 31, 2004:

Interest Rate Sensitivity Gaps December 31, 2004 *(In Thousands)*	1-90 Days	91-180 Days	181-365 Days	One Year and Longer	Total
Interest-earning assets	$ 173,919	62,472	104,021	548,353	888,765
Interest-bearing liabilities	369,388	63,440	74,453	245,101	752,382
Interest-rate sensitivity gap	$ (195,469)	(968)	29,568	303,252	136,383
Cumulative gap	$ (195,469)	(196,437)	(166,869)	136,383	

At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity changing in any material way.

Simulation modeling is used to evaluate both the level of interest rate sensitivity as well as potential balance sheet strategies. Important elements in this modeling process include a mix of floating rate versus fixed rate assets and liabilities; the repricing/maturing volumes and rates of the existing balance sheet; and assumptions regarding future volumes, maturity patterns and pricing under varying interest rate scenarios. As of December 31, 2004, a +200 basis point shock was estimated to decrease net income by approximately $1,110,000 or 8.7%, over the next twelve months, and would decrease the current present value of the Company's equity to 8.2% as compared to rates remaining stable. Also, a -200 basis point shock would decrease net income by approximately $1,884,000 or 14.7%, and would increase the current present value of the Company's equity to 8.5% over the next twelve months as compared to rates remaining stable. This simulation analysis takes into account the call features of certain investments securities based upon the rate shock, as well as estimated prepayments on loans. The simulation also takes into account the budgeted growth of the asses/liability composition.

Capital Resources, Capital Position and Dividends

Capital. At December 31, 2004, total shareholders' equity was $71,561,000, or 7.6% of total assets, which compares with $63,323,000, or 7.4% of total assets at December 31, 2003, and $55,031,000, or 7.3% of total assets, at December 31, 2002. The dollar increase in shareholders' equity during 2004 reflects (i) the Company's net income of $9,112,000 less cash dividends of $.75 per share totaling $3,262,000, (ii) the issuance of 104,388 shares of common stock for $2,978,000 in lieu of payment of cash dividends, (iii) the issuance of 11,613 shares of common stock pursuant to exercise of stock options for $181,000 and (iv) the increase in the net unrealized loss on available-for-sale securities of $771,000.

The Company's principal regulators have established minimum risk-based capital requirements and leverage capital requirements for the Company and its subsidiary banks. These guidelines classify capital into two categories of Tier I and Total risk-based capital. Total risk-based capital consists of Tier I (or core) capital (essentially common equity less intangible assets) and Tier II capital (essentially qualifying long-term debt, of which the Company and subsidiary banks have none, and a part of the allowance for possible loan losses). In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending on regulatory assigned levels of credit risk associated with such assets. The risk-based capital guidelines require the subsidiary banks and the Company to have a total risk-based capital ratio of 8.0% and a Tier I risk-based capital ratio of 4.0%. At December 31, 2004 the Company's total risk-based capital ratio was 12.4% and its Tier I risk-based capital ratio was 11.1%, respectively, compared to ratios of 12.6% and 12.4%, respectively at December 31, 2003. The required Tier I leverage capital ratio (Tier I capital to average assets for the most recent quarter) for the Company is 4.0%. At December 31, 2004, the Company had a leverage ratio of 8.7% compared to 8.8% at December 31, 2003. Management believes it can adequately capitalize its growth for the next few years with earnings.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2004.

	(Dollars in Thousands) Expected Maturity Date - Year Ending December 31,							Fair
	2005	2006	2007	2008	2009	Thereafter	Total	Value
Earning assets:								
Loans, net of unearned interest:								
Variable rate	$38,792	5,877	5,482	7,531	18,051	315,827	391,560	391,560
Average interest rate	5.74%	6.67%	6.11%	6.44%	6.30%	6.86%	6.35%	
Fixed rate	135,704	38,911	27,560	39,899	51,346	38,721	332,141	330,522
Average interest rate	8.34%	9.38%	8.90%	8.24%	7.44%	7.42%	8.28%	
Securities	1,652	21,974	33,830	21,128	26,368	28,120	133,072	133,575
Average interest rate	3.68%	2.79%	3.34%	3.64%	2.63%	4.68%	3.46%	
Loans held for sale	3,515	-	-	-	-	-	3,515	3,515
Average interest rate	4.43%	-	-	-	-	-	4.43%	
Federal funds sold	25,516	-	-	-	-	-	25,516	25,516
Average interest rate	1.08%	-	-	-	-	-	1.08%	
Interest-bearing deposits	500,050	117,476	58,307	16,615	37,766	226	730,440	730,786
Average interest rate	2.52%	3.22%	3.73%	3.90%	4.72%	4.30%	3.73%	
Short-term borrowings	6,679	-	-	-	-	-	6,679	6,679
Average interest rate	1.75%	-	-	-	-	-	1.75%	
Advances from Federal Home Loan Bank	-	-	-	-	-	15,263	15,263	15,588
Average interest rate	-	-	-	-	-	4.68%	4.68%	

Supervision and Regulation

Bank Holding Company Act of 1956. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956 (the "Act"), and the regulations adopted by the Board of Governors of the Federal Reserve System (the "Board") under the Act. The Company is required to file reports with, and is subject to examination by, the Board. The subsidiary banks are Tennessee state chartered nonmember banks, and are therefore subject to the supervision of and are regularly examined by the Tennessee Department of Financial Institutions (the "TDFI") and the Federal Deposit Insurance Corporation ("FDIC").

Under the Act, a bank holding company may not directly or indirectly acquire the ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Board. In addition, bank holding companies are generally prohibited under the Act from engaging in non-banking activities, subject to certain exceptions. Under the Act, the Board is authorized to approve the ownership by a bank holding company of shares of any company whose activities have been determined by the Board to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

Under the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"), a "financial holding company" may engage in activities the Board determines to be financial in nature or incidental to such financial activity or complementary to a financial activity and not a substantial risk to the safety and soundness of depository institutions or the financial system. Generally, such companies may engage in a wide range of securities activities and insurance underwriting and agency activities.

Under the Tennessee Bank Structure Act, a bank holding company which controls 30% or more of the total deposits (excluding certain deposits) in all federally insured financial institutions in Tennessee is prohibited from acquiring any bank in Tennessee. State banks and national banks in Tennessee may establish branches anywhere in the state and generally may branch across state lines either through interstate merger or branch acquisition, provided the other state's law affords reciprocity.

The Company and the subsidiary banks are subject to certain restrictions imposed by the Federal Reserve Act and the Federal Deposit Insurance Act, respectively, on any extensions of credit to the Company or the subsidiary banks, on investments in the stock or other securities of the Company or the subsidiary banks, and on taking such stock or other securities as collateral for loans of any borrower.

FDICIA. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking regulators have assigned each insured institution to one of five categories ("well capitalized," "adequately capitalized" or one of three under capitalized categories) based upon the three measures of capital adequacy discussed above, (see "Capital Position and Dividends"). Institutions which have a Tier I leverage capital ratio of 5%, a Tier I risk-based capital ratio of 5% and a total risk-based capital ratio of 10% are defined as "well capitalized". All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to fail to satisfy the minimum levels for any of its capital requirements for "adequately capitalized" status. Wilson Bank & Trust and Community Bank of Smith County currently meet the requirements for "well capitalized" status, while DeKalb Community Bank has an "adequate" status.

An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days (which must be guaranteed by the institution's holding company); (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The bank regulatory agencies have discretionary authority to reclassify a "well capitalized" institution as "adequately capitalized" or to impose on an "adequately capitalized" institution requirements or actions specified for undercapitalized institutions if the agency determines that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice.

A "significantly undercapitalized" institution may be subject to a number of additional requirements and restrictions, including (1) orders to sell sufficient voting stock to become "adequately capitalized," (2) requirements to reduce total assets and (3) cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.

Under FDICIA, bank regulatory agencies have prescribed safety and soundness guidelines for all insured depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation.

The subsidiary banks are assessed quarterly at the rate of .00367% of insured deposits for deposit insurance.

Management is not aware of any current recommendations by the regulatory authorities which, if implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Monetary Policy. The subsidiary banks are affected by commercial bank credit policies of regulatory authorities, including the Board. An important function of the Board is to regulate the national supply of bank credit in order to attempt to combat recessionary and curb inflationary pressures. Among the instruments of monetary policy used by the Board to implement these objectives are: open market operations in U.S. Government securities, changes in discount rates on member borrowings, changes in reserve requirements against bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. The monetary policies of the Board have had a significant effect on the operating results of commercial banks, including nonmembers (such as the Company's bank subsidiaries) as well as members, in the past and are expected to continue to do so in the future.

Impact of Inflation

Although interest rates are significantly affected by inflation, the inflation rate is believed to be material when reviewing the Company's results of operations.

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Wilson Bank Holding Company:

We have audited the accompanying consolidated balance sheets of Wilson Bank Holding Company and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wilson Bank Holding Company and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Maggart & Associates, P.C.

Nashville, Tennessee
January 7, 2005

WILSON BANK HOLDING COMPANY

Consolidated Balance Sheets

December 31, 2004 and 2003

	In Thousands 2004	2003
ASSETS		
Loans, net of allowance for possible loan losses of $9,370,000 and $8,077,000, respectively	$ 714,631	584,714
Securities:		
Held-to-maturity, at amortized cost (market value $14,940,000 and $17,326,000, respectively)	14,437	16,643
Available-for-sale, at market (amortized cost $120,188,000 and $133,117,000, respectively)	118,635	132,893
Total securities	133,072	149,536
Loans held for sale	3,515	3,972
Federal funds sold	25,516	53,909
Restricted equity securities	2,661	2,559
Total earning assets	879,395	794,690
Cash and due from banks	23,799	28,414
Premises and equipment, net	21,830	19,166
Accrued interest receivable	4,944	4,740
Deferred income taxes	3,194	2,483
Other real estate	580	417
Other assets	3,506	2,709
Total assets	$ 937,248	852,619
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 832,922	770,419
Securities sold under repurchase agreements	6,679	8,606
Advances from Federal Home Loan Bank	15,263	712
Accrued interest and other liabilities	3,864	3,010
Total liabilities	858,728	782,747
Minority interest	6,959	6,549
Stockholders' equity:		
Common stock, par value $2.00 per share, authorized 10,000,000 shares, 4,436,607 and 4,320,606 shares issued and outstanding, respectively	8,873	8,642
Additional paid-in capital	14,856	11,928
Retained earnings	48,688	42,838
Net unrealized losses on available-for-sale securities, net of income taxes of $531,000 and $53,000, respectively	(856)	(85)
Total stockholders' equity	71,561	63,323
COMMITMENTS AND CONTINGENCIES		
Total liabilities and stockholders' equity	$ 937,248	852,619

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Earnings

Three Years Ended December 31, 2004

	In Thousands (except per share data)		
	2004	2003	2002
Interest income:			
Interest and fees on loans	$ 42,037	38,687	39,120
Interest and dividends on securities:			
Taxable securities	3,971	3,654	4,292
Exempt from Federal income taxes	671	731	798
Interest on loans held for sale	161	358	197
Interest on Federal funds sold	319	584	585
Interest and dividends on restricted equity securities	104	101	98
Total interest income	47,263	44,115	45,090
Interest expense:			
Interest on negotiable order of withdrawal accounts	223	234	378
Interest on money market accounts and other savings accounts	2,880	2,920	3,879
Interest on certificates of deposit	12,215	11,799	13,621
Interest on securities sold under repurchase agreements	162	203	249
Interest on advances from Federal Home Loan Bank	250	59	82
Interest on Federal funds purchased	21	2	6
Total interest expense	15,751	15,217	18,215
Net interest income before provision for possible loan losses	31,512	28,898	26,875
Provision for possible loan losses	(3,273)	(1,904)	(2,344)
Net interest income after provision for possible loan losses	28,239	26,994	24,531
Non-interest income	8,898	9,060	8,076
Non-interest expense	(22,336)	(20,377)	(18,685)
Earnings before income taxes	14,801	15,677	13,922
Income taxes	5,689	6,242	5,393
Net earnings	$ 9,112	9,435	8,529
Basic earnings per common share	$ 2.07	2.20	2.04
Diluted earnings per common share	$ 2.07	2.20	2.04

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Comprehensive Earnings

Three Years Ended December 31, 2004

	In Thousands		
	2004	2003	2002
Net earnings	$ 9,112	9,435	8,529
Other comprehensive earnings (losses), net of tax:			
Net unrealized gains (losses) on available-for-sale securities arising during period, net of taxes of $504,000 $567,000 and $445,000, respectively	(813)	(915)	717
Less: reclassification adjustment for net (gains) losses included in net earnings, net of taxes of $26,000 in 2004	42	-	(1)
Other comprehensive earnings (losses)	(771)	(915)	716
Comprehensive earnings	$ 8,341	8,520	$ 9,245

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2004

	In Thousands				
	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance December 31, 2001	$ 4,108	11,847	29,903	114	45,972
Cash dividends declared, $.58 per share	-	-	(2,378)	-	(2,378)
Issuance of 105,194 shares of stock pursuant to dividend reinvestment plan	105	2,046	-	-	2,151
Issuance of 2,666 shares of stock pursuant to exercise of stock options	3	38	-	-	41
Net change in unrealized gain on available-for-sale securities during the year, net of taxes of $445,000	-	-	-	716	716
Net earnings for the year	-	-	8,529	-	8,529
Balance December 31, 2002	4,216	13,931	36,054	830	55,031
Cash dividends declared, $.63 per share	-	-	(2,651)	-	(2,651)
Issuance of 102,568 shares of stock pursuant to dividend reinvestment plan	103	2,289	-	-	2,392
Issuance of 2,000 shares of stock pursuant to exercise of stock options	3	28	-	-	31
Issuance of 2,160,028 shares of stock pursuant to a 2 for 1 stock split	4,320	(4,320)	-	-	-
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $567,000	-	-	-	(915)	(915)
Net earnings for the year	-	-	9,435	-	9,435
Balance December 31, 2003	8,642	11,928	42,838	(85)	63,323
Cash dividends declared, $.75 per share	-	-	(3,262)	-	(3,262)
Issuance of 104,388 shares of stock pursuant to dividend reinvestment plan	208	2,770	-	-	2,978
Issuance of 11,613 shares of stock pursuant to exercise of stock options	23	158	-	-	181
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $478,000	-	-	-	(771)	(771)
Net earnings for the year	-	-	9,112	-	9,112
Balance December 31, 2004	$ 8,873	14,856	48,688	(856)	71,561

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Cash Flows

Three Years Ended December 31, 2004

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2004	2003	2002
Cash flows from operating activities:			
Interest received	$ 46,957	43,901	45,010
Fees received	7,828	6,924	6,697
Other income received	35	-	-
Proceeds from sales of loans	72,317	129,706	84,817
Origination of loans held for sale	(70,854)	(120,704)	(89,933)
Interest paid	(15,274)	(15,499)	(18,967)
Cash paid to suppliers and employees	(20,346)	(18,206)	(16,678)
Income taxes paid	(6,217)	(7,108)	(5,815)
Net cash provided by operating activities	14,446	19,014	5,131
Cash flows from investing activities:			
Purchase of available-for-sale securities	(75,268)	(166,265)	(100,513)
Proceeds from maturities of available-for-sale securities	63,792	133,378	79,668
Proceeds from sale of available-for-sale securities	24,337	-	501
Purchase of held-to-maturity securities	(250)	(5,211)	(1,076)
Proceeds from maturities of held-to-maturity securities	2,456	2,781	2,993
Loans made to customers, net of repayments	(135,024)	(43,980)	(58,135)
Purchase of bank premises and equipment	(4,186)	(5,160)	(1,504)
Proceeds from sales of fixed assets	40	137	3
Proceeds from sales of other assets	220	188	105
Proceeds from sales of other real estate	1,421	1,067	761
Net cash used in investing activities	(122,462)	(83,065)	(77,197)
Cash flows from financing activities:			
Net increase in non-interest bearing, savings, NOW and money market deposit accounts	2,009	77,416	48,349
Net increase in time deposits	60,494	13,595	28,483
Proceeds from (purchase of) sale of securities under agreements to repurchase	(1,927)	738	(683)
Proceeds from (repayments to) Federal Home Loan Bank, net	14,551	(285)	(373)
Dividends paid	(3,262)	(2,651)	(2,378)
Dividends paid to minority shareholders	(141)	(249)	(207)
Proceeds from sale of stock to minority shareholders	125	224	186
Proceeds from sale of common stock dividend reinvestment	2,978	2,392	2,151
Proceeds from sale of common stock pursuant to exercise of stock options	181	31	41
Net cash provided by financing activities	75,008	91,211	75,569
Net increase (decrease) in cash and cash equivalents	(33,008)	27,160	3,503
Cash and cash equivalents at beginning of year	82,323	55,163	51,660
Cash and cash equivalents at end of year	$ 49,315	82,323	55,163

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Cash Flows, Continued

Three Years Ended December 31, 2004

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2004	2003	2002
Reconciliation of net earnings to net cash provided by operating activities:			
Net earnings	$ 9,112	9,435	8,529
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	1,511	1,287	1,234
Provision for possible loan losses	3,273	1,904	2,344
Provision for deferred taxes	(201)	(266)	(482)
Loss on sales of other real estate	18	112	68
Loss on sales of other assets	64	35	21
Security losses (gains)	68	-	(1)
Gain on sales of fixed assets	(29)	(21)	(3)
FHLB dividend reinvestment	(102)	(99)	(103)
Decrease (increase) in loans held for sale	457	6,887	(6,490)
Increase (decrease) in taxes payable	(325)	(602)	60
Decrease (increase) in accrued interest receivable	(204)	(115)	23
Increase (decrease) in interest payable	477	(282)	(752)
Increase in other assets	(352)	(358)	(122)
Increase (decrease) in accrued expenses	204	181	(61)
Net gains of minority interests of commercial bank subsidiaries	475	916	866
Total adjustments	5,334	9,579	(3,398)
Net cash provided by operating activities	$ 14,446	19,014	5,131

Supplemental Schedule of Non-Cash Activities:

	2004	2003	2002
Unrealized gain (loss) in value of securities available-for-sale, net of taxes of $478,000 in 2004, $567,000 in 2003, and $445,000 in 2002	$ (771)	(915)	716
Non-cash transfers from loans to other real estate	$ 1,602	778	1,232
Non-cash transfers from loans to other assets	$ 232	242	178

See accompanying notes to consolidated financial statements.

(1) *Summary of Significant Accounting Policies*

The accounting and reporting policies of Wilson Bank Holding Company and Subsidiaries ("the Company") are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

(a) *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Wilson Bank & Trust, DeKalb Community Bank, a 50% owned subsidiary, and Community Bank of Smith County, a 50% owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation. In November, 2004 DeKalb Community Bank and Community Bank of Smith County entered into agreements with Wilson Bank Holding Company and Wilson Bank and Trust that provide for the merger of the two banks into Wilson Bank and Trust subject to shareholder and regulatory approvals. The minority shareholders of DeKalb Community Bank and Community Bank of Smith County will receive stock of Wilson Bank Holding Company for their shares in the community banks except for those that dissent and choose to be paid in cash.

(b) *Nature of Operations*

Wilson Bank & Trust, DeKalb Community Bank and Community Bank of Smith County operate under state bank charters and provide full banking services. As state banks, the subsidiary banks are subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation. The areas served by the banks include Wilson County, DeKalb County, Smith County and Trousdale County, Tennessee and surrounding counties in Middle Tennessee. Services are provided at the three main offices, thirteen branch locations and one loan production office.

(c) *Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for possible loan losses and the valuation of debt and equity securities and the related deferred taxes.

(1) *Summary of Significant Accounting Policies, Continued*

(d) *Loans*

Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan acquisition costs, and the allowance for possible loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on most loans is accrued based on the principal amount outstanding.

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These pronouncements apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and installment loans.

A loan is impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for possible loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for possible loan losses.

The Company's installment loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and, thus, are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of the Company are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

The Company considers all loans on nonaccrual status that are subject to the provisions of SFAS Nos. 114 and 118 to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Past due status of loans is based on the contractual terms of the loan. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered

(1) *Summary of Significant Accounting Policies, Continued*

(d) *Loans, Continued*

insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for possible loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such cash received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status.

Generally, the Company also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

(e) *Allowance for Possible Loan Losses*

The provision for possible loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for possible loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance is determined on a monthly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience

(1) *Summary of Significant Accounting Policies, Continued*

(e) *Allowance for Possible Loan Losses, Continued*

of those risk categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments; and (5) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for possible loan losses consists of an allocated portion and an unallocated, or general portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

The allowance for possible loan losses is increased by provisions for possible loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management's determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

(f) *Debt and Equity Securities*

The Company applies the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are classified in three categories and accounted for as follows:

- *Securities Held-to-Maturity*

  Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Amortization of premiums and accretion of discounts are recognized by the interest method.

(1) *Summary of Significant Accounting Policies, Continued*

(f) *Debt and Equity Securities, Continued*

- *Trading Securities*

  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

- *Securities Available-for-Sale*

  Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at estimated fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Premiums and discounts are recognized by the interest method.

No securities have been classified as trading securities.

Realized gains or losses from the sale of debt and equity securities are recognized based upon the specific identification method.

(g) *Loans Held for Sale*

Mortgage loans held for sale are reported at the lower of cost or market value determined by outstanding commitments from investors at the balance sheet date. These loans are valued on an aggregate basis.

(h) *Premises and Equipment*

Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(1) *Summary of Significant Accounting Policies, Continued*

(i) *Cash and Cash Equivalents*

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. Management makes deposits only with financial institutions it considers to be financially sound.

(j) *Securities Sold Under Agreements to Repurchase*

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

(k) *Long-Term Assets*

Premises and equipment, intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

(l) *Income Taxes*

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax asset and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its wholly-owned subsidiaries file a consolidated Federal income tax return. The 50% owned subsidiaries file a separate Federal income tax return but are included in the Company's consolidated state income tax return. Each subsidiary provides for income taxes on a separate-return basis.

(m) *Stock Options*

The Company uses the fair value method to calculate the compensation reported in the proforma earnings in note 18 to the consolidated financial statements.

(1) *Summary of Significant Accounting Policies, Continued*

(n) *Advertising Costs*

Advertising costs are expensed when incurred by the Company.

(o) *Stock Split*

The Company's Board of Directors voted a 2 for 1 stock split for stockholders of record as of October 1, 2003 payable October 31, 2003. Each stockholder received one (1) additional share for each one (1) share owned with no allowance for fractional shares. Per share data included in these consolidated financial statements has been restated to give effect to the stock split.

(p) *Other Real Estate*

Real estate acquired in settlement of loans is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expense) or estimated fair value, less estimated cost to sell. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

(q) *Reclassifications*

Certain reclassifications have been made to the 2003 and 2002 figures to conform to the presentation for 2004.

(r) *Off-Balance-Sheet Financial Instruments*

In the ordinary course of business the subsidiary banks have entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(1) *Summary of Significant Accounting Policies, Continued*

(s) *Impact of New Accounting Standards*

In June, 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of the Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Company's financial position or results of operations.

In October, 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 147, "Acquisitions of Certain Financial Institutions". SFAS No. 147 amends SFAS No. 72 and FASB Interpretation No. 9 to eliminate all acquisitions of financial institutions other than transactions between mutual enterprises from their scope. Accordingly, the excess of the purchase price paid to acquire a financial institution over the fair value of the identifiable tangible and intangible assets and liabilities acquired now must be recorded as goodwill following SFAS No. 141 and assessed for impairment following SFAS No. 142, "Goodwill and Other Intangible Assets". Furthermore, any previously recognized unidentifiable intangible assets resulting from prior business combinations that do not meet SFAS No. 141's criteria for separate recognition must be reclassified to goodwill. The Company has adopted SFAS 147, and it has not had any impact on the Company's financial position or results of operations. As discussed in note 1 to the consolidated financial statements, Wilson Bank Holding Company, Wilson Bank and Trust, DeKalb Community Bank and Community Bank of Smith County have entered into agreements that provide that DeKalb Community Bank and Community Bank of Smith County will be merged into Wilson Bank and Trust. The acquisition of the minority interests related to DeKalb Community Bank and Community Bank of Smith County will be accounted for using the purchase method of accounting as setforth in SFAS No. 141. Amortization of any intangibles will be accounted for in accordance with SFAS No. 142. The mergers are subject to stockholder and regulatory approvals and are expected to occur in 2005. Wilson Bank Holding Company stock will be issued to the minority stockholders of DeKalb Community Bank and Community Bank of Smith County and the minority interest reflected in the consolidated balance sheet will be reflected in equity along with any excess of the fair market value of the newly issued Wilson Bank Holding Company stock over 50% of the book value of the net assets of DeKalb Community Bank and Community Bank of Smith County. Accordingly based on December 321, 2004 data, the consolidated stockholders' equity of Wilson Bank Holding Company is expected to increase by $13,692,000, minority interest would decrease by $6,959,000 and total assets would increase by $6,733,000. The impact on the Company's results of operations is not expected to be material.

(1) ***Summary of Significant Accounting Policies, Continued***

(s) ***Impact of New Accounting Standards, Continued***

In November, 2002, the FASB issued Interpretation (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantee of Indebtedness of Others", which elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The interpretation also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

In May, 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company's financial position or results of operations.

In June, 2003, the American Institute of Certified Public Accountants issued an exposure draft on a Proposed Statement of Position (SOP) on Allowance for Credit Losses. If approved, the Proposed SOP would significantly change the way the allowance for possible loan losses is calculated. Under the Proposed SOP, any loans determined to be impaired, as defined in FASB Statement No. 114, would be assigned a specific reserve based on facts and circumstances surrounding the particular loan and no loss percentage would be assigned. If a loan is determined not to be impaired, it would be assigned to a pool of similar homogeneous loans. A loss percentage would then be assigned to the pool based on historical charge-offs adjusted for internal or external factors such as the economy, changes in underwriting standards, etc. Management has not yet determined the impact this Proposed SOP would have on their consolidated financial statements, but anticipates that it could result in a reduction in the allowance for possible loan losses. Under the Proposal, any changes resulting from the initial application of this Proposed SOP would be treated as a change in accounting estimate.

In June, 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies financial accounting and

(1) *Summary of Significant Accounting Policies, Continued*

(s) *Impact of New Accounting Standards, Continued*

reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". Under SFAS 149 loan commitments that relate to the origination of mortgage loans that will be held for sale, commonly referred to as interest rate lock commitments, must be accounted for as derivatives by the issuer of the commitment. Commitments to originate mortgage loans that will be held for investment purposes and commitments to originate other types of loans are not considered derivatives. The Company has adopted SFAS 149, but it has not had any material impact on the Company's financial position or results of operations.

In November, 2003, the Emerging Issues Task Force ("EITF") issued Position 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". The EITF provides guidance on the meaning of the phrase other-than-temporary impairment and its application to several types of investments, including debt securities classified as held-to-maturity and available-for-sale under FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equities Securities". For purposes of EITF No. 03-1 an investment is impaired if the fair market value of the investment is less than its cost. Controversy has developed over the criteria to be used to determine whether an impairment is other than temporary. The EITF requires that an investor should make an evidenced-based judgment about a recovery of fair value up to (or beyond) the cost of the investment by considering the severity and duration of the impairment in relation to the forecasted recovery of fair value. Because of the controversy related to the determination of whether the impairment is other than temporary, certain positions of the EITF have been temporarily delayed. The Company cannot assess the effect on the financial position or results of operations until the controversy has been resolved. The EITF requires disclosures related to securities with fair values less than cost. The disclosures have been included in note 3 to the consolidated financial statements.

In December, 2004, the Financial Accounting Standards Board ("FASB") reissued Statement of Financial Accounting Standards No. 123 (revised 204) ("SFAS") related to share based payments. For Wilson Bank Holding Company the SFAS applies to the accounting for stock options. The substance of the revised statement is to require companies to record as an expense amortization of the fair market value of stock options determined as of the grand date. The offsetting credit is to additional paid-in capital unless there is an obligation to buy back the stock or exchange other assets for the stock. If such an obligation exists the offsetting credit would be to a liability account. The statement is effective for the first interim reporting period after June 15, 2005. Wilson Bank Holding Company is currently assessing the impact of this SFAS; however, management does not expect the impact to be material on the financial condition or result of operations.

(2) *Loans and Allowance for Possible Loan Losses*

The classification of loans at December 31, 2004 and 2003 is as follows:

	In Thousands	
	2004	2003
Commercial, financial and agricultural	$ 217,372	174,235
Installment	73,482	64,880
Real estate – construction	49,085	39,508
Real estate – mortgage	384,062	314,168
	724,001	592,791
Allowance for possible loan losses	(9,370)	(8,077)
	$ 714,631	584,714

The principal maturities on loans at December 31, 2004 are as follows:

	In Thousands				
	Commercial, Financial and Agricultural	Installment	Real Estate - Construction	Real Estate-Mortgage	Total
3 months or less	$ 32,508	4,548	13,285	2,748	53,089
3 to 12 months	89,352	4,927	32,220	5,550	132,049
1 to 5 years	64,808	59,948	3,580	69,976	198,312
Over 5 Years	30,704	4,059	-	305,788	340,551
	$ 217,372	73,482	49,085	384,062	724,001

At December 31, 2004, variable rate and fixed rate loans total $391,560,000 and $332,441,000, respectively. At December 31, 2003, variable rate loans were $297,608,000 and fixed rate loans totaled $295,183,000.

In the normal course of business, the Company's subsidiaries have made loans at prevailing interest rates and terms to directors and executive officers of the Company and to their affiliates. The aggregate amount of these loans was $15,416,000 and $14,092,000 at December 31, 2004 and 2003, respectively. As of December 31, 2004 none of these loans were restructured, nor were any related party loans charged-off during the past three years.

(2) *Loans and Allowance for Possible Loan Losses, Continued*

An analysis of the activity with respect to such loans to related parties is as follows:

	In Thousands	
	December 31,	
	2004	2003
Balance, January 1	$ 14,092	11,589
New loans during the year	17,949	19,112
Repayments during the year	(16,625)	(16,609)
Balance, December 31	$ 15,416	14,092

A director of the Company performs appraisals related to certain loan customers. Fees paid to the director for these services were $487,000 in 2004, $493,000 in 2003 and $314,000 in 2002.

Loans which had been placed on non-accrual status totaled $624,000 and $462,000 at December 31, 2004 and 2003, respectively. Had interest on these loans been accrued, interest income would have been increased by approximately $13,000 in 2004 and $8,000 in 2003. In 2002, interest income that would have been earned had there been no non-accrual loans totaled approximately $12,000. Loans that are past due 90 days or more and are still accruing interest totaled $2,533,000 and $1,766,000 at December 31, 2004 and 2003, respectively.

Transactions in the allowance for possible loan losses for the years ended December 31, 2004, 2003 and 2002 are summarized as follows:

	In Thousands		
	2004	2003	2002
Balance, beginning of year	$ 8,077	6,943	5,489
Provision charged to operating expense	3,273	1,904	2,344
Loans charged off	(2,298)	(966)	(1,099)
Recoveries on losses	318	196	209
Balance, end of year	$ 9,370	8,077	6,943

The Company's principal customers are basically in the Middle Tennessee area with a concentration in Wilson County, Tennessee. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral varies depending upon the purpose of the credit and the borrower's financial condition.

(2) *Loans and Allowance for Possible Loan Losses, Continued*

Impaired loans and related loan loss reserve amounts at December 31, 2004 and 2003 were as follows:

		In Thousands	
		December 31,	
		2004	2003
Recorded investment	$	295	3,364
Loan loss reserve	$	41	121

The average recorded investment in impaired loans for the years ended December 31, 2004, 2003 and 2002 was $121,000, $1,006,000 and $133,000, respectively. The related total amount of interest income recognized on the accrual basis for the period that such loans were impaired was $8,000 and $69,000 during 2004 and 2003, respectively. There was no interest income recognized on these loans during 2002.

In 2004, 2003 and 2002, the Company originated and sold loans in the secondary market of $70,854,000, $120,704,000 and $89,933,000, respectively. At December 31, 2004, the wholly-owned subsidiary Bank had not been required to repurchase any of the loans originated by the Bank and sold in the secondary market. The gain on sale of these loans totaled $1,006,000, $2,115,000 and $1,374,000 in 2004, 2003 and 2002, respectively.

Of the loans sold in the secondary market, the recourse to the wholly-owned subsidiary Bank is limited. On loans sold to the Federal Home Loan Mortgage Corporation, the Bank has a recourse obligation for one year from the purchase date. At December 31, 2004, there were no loans sold to the Federal Home Loan Mortgage Corporation with existing recourse. All other loans sold in the secondary market provide the purchase recourse to the Bank for a period of 90 days from the date of purchase and only in the event of a default by the borrower pursuant to the terms of the individual loan agreement. At December 31, 2004, total loans sold with recourse to the Bank, including those sold to the Federal Home Loan Mortgage Corporation, aggregated $26,658,000. Management expects no loss to result from these recourse provisions.

(3) *Debt and Equity Securities*

Debt and equity securities have been classified in the consolidated balance sheet according to management's intent. Debt and equity securities at December 31, 2004 consist of the following:

	Securities Held-To-Maturity In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$ 14,202	512	9	14,705
Mortgage-backed securities	235	-	-	235
	$ 14,437	512	9	14,940

(3) *Debt and Equity Securities, Continued*

	Securities Available-For-Sale In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 109,945	24	1,586	108,383
Obligations of states and political subdivisions	1,035	61	-	1,096
Mortgage-backed securities	9,208	5	57	9,156
	$ 120,188	90	1,643	118,635

The Company's classification of securities at December 31, 2003 is as follows:

	Securities Held-To-Maturity In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$ 15,851	709	26	16,534
Mortgage-backed securities	792	1	1	792
	$ 16,643	710	27	17,326

	Securities Available-For-Sale In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 122,046	621	886	121,781
Obligations of states and political subdivisions	1,380	81	-	1,461
Corporate bonds	500	-	1	499
Mortgage-backed securities	9,191	6	45	9,152
	$ 133,117	708	932	132,893

(3) *Debt and Equity Securities, Continued*

The amortized cost and estimated market value of debt securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Securities Held-To-Maturity	In Thousands Amortized Cost	In Thousands Estimated Market Value
Due in one year or less	$ 1,156	1,172
Due after one year through five years	3,794	3,938
Due after five years through ten years	7,638	7,899
Due after ten years	1,614	1,696
	14,202	14,705
Mortgage-backed securities	235	235
	$ 14,437	14,940

Securities Available-For-Sale	In Thousands Amortized Cost	In Thousands Estimated Market Value
Due in one year or less	$ 1,600	1,590
Due after one year through five years	98,182	96,789
Due after five years through ten years	11,198	11,100
Due after ten years	-	-
	110,980	109,479
Mortgage-backed securities	9,208	9,156
	$ 120,188	118,635

The Company periodically applies the stress test to its securities portfolio. To satisfy the stress test a security's estimated market value should not decline more than certain percentages given certain assumed interest rate increases. The Company had no securities that failed to meet the stress test.

Results from sales of debt and equity securities are as follows:

	In Thousands 2004	2003	2002
Gross proceeds	$ 24,337	-	501
Gross realized gains	$ -	-	1
Gross realized losses	68	-	-
Net realized gains (losses)	$ (68)	-	1

(3) *Debt and Equity Securities, Continued*

Securities carried in the balance sheet of approximately $96,933,000 (approximate market value of $96,138,000) and $98,302,000 (approximate market value of $98,802,000), were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2004 and 2003, respectively.

Included in the securities above are $15,037,000 (approximate market value of $15,578,000) and $16,695,000 (approximate market value of $17,427,000) at December 31, 2004 and 2003, respectively, in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

Securities that have rates that adjust prior to maturity totaled $327,000 (approximate market value of $327,000) and $912,000 (approximate market value of $912,000) at December 31, 2004 and 2003, respectively.

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

	In Thousands, Except Number of Securities							
	Less than 12 Months			12 Months or More			Total	
	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses	Number of Securities Included	Fair Value	Unrealized Losses
U.S. Treasury and other U.S. Government agencies and corporations	$ 70,558	824	80	33,797	762	37	104,355	1,586
Obligations of states and political sub-divisions	1,449	9	8	-	-	-	1,449	9
Mortgage-backed securities	7,351	42	7	1,879	15	3	9,230	57
Total temporarily impaired securities	$ 79,358	875	95	35,676	777	40	115,034	1,652

(3) *Debt and Equity Securities, Continued*

The impaired securities are considered high quality investments in line with normal industry investing practices. The unrealized losses are primarily the result of changes in the interest rate and sector environments. Consistent with the original classification, as available-for-sale or held-to-maturity securities, the Company intends and has the ability to hold the above securities until the value is realized.

The Company may sell the above or other securities in the ordinary course of business in response to unexpected and significant changes in liquidity needs, unexpected and significant increases in interest rates and/or sector spreads that significantly extend the security's holding period, or conducting a small volume of security transactions.

(4) *Restricted Equity Securities*

Restricted equity securities consists of stock of the Federal Home Loan Bank amounting to $2,573,000 and $2,471,000 at December 31, 2004 and 2003, respectively, and the stock of The Bankers Bank amounting to $88,000 at December 31, 2004 and 2003, respectively. The stock can be sold back only at par or a value as determined by the issuing institution and only to the respective financial institution or to another member institution. These securities are recorded at cost.

(5) *Premises and Equipment*

The detail of premises and equipment at December 31, 2004 and 2003 is as follows:

	In Thousands	
	2004	2003
Land	$ 5,869	4,522
Buildings	15,512	13,699
Construction in progress	109	993
Leasehold improvements	140	140
Furniture and equipment	6,705	6,179
Automobiles	175	134
	28,510	25,667
Less accumulated depreciation	(6,680)	(6,501)
	$ 21,830	19,166

Building additions during 2004 and 2003 include payments of $643,000 and $1,844,000, respectively, to a construction company owned by a director of the Company.

Depreciation expense was $1,511,000, $1,287,000 and $1,234,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

(6) *Deposits*

Deposits at December 31, 2004 and 2003 are summarized as follows:

	In Thousands 2004	In Thousands 2003
Demand deposits	$ 102,482	86,730
Savings accounts	38,342	44,000
Negotiable order of withdrawal accounts	68,228	66,196
Money market demand accounts	188,435	198,553
Certificates of deposit $100,000 or greater	158,374	127,083
Other certificates of deposit	235,124	208,846
Individual retirement accounts $100,000 or greater	12,916	12,006
Other individual retirement accounts	29,021	27,005
	$ 832,922	770,419

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2004 are as follows:

Maturity	(In Thousands) Total
2005	$ 202,359
2006	119,521
2007	58,880
2008	16,677
2009	37,925
Thereafter	73
	$ 435,435

At December 31, 2004, certificates of deposit and individual retirement accounts in denominations of $100,000 or more amounted to $171,290,000 as compared to $139,089,000 at December 31, 2003.

The aggregate amount of overdrafts reclassified as loans receivable was $472,000 and $1,127,000 at December 31, 2004 and 2003, respectively.

The subsidiary banks are required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2004 and 2003 were approximately $12,061,000 and $10,900,000, respectively.

(7) Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements were $6,679,000 and $8,606,000 at December 31, 2004 and 2003, respectively. The maximum amounts of outstanding repurchase agreements at any month end during 2004 and 2003 was $13,676,000 and $14,691,000, respectively. The average daily balance outstanding during 2004, 2003 and 2002 was $7,982,000, $14,460,000 and $13,700,000, respectively. The weighted-average interest rate on the outstanding balance at December 31, 2004 and 2003 was 1.68% and 1.86%, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

(8) Advances from Federal Home Loan Bank

The advances from the Federal Home Loan Bank at December 31, 2004 and 2003 consist of the following:

	In Thousands			
	December 31,			
	2004		2003	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Fixed-rate advance	$ 15,263	4.58%	$ 712	7.17%

Advances from the Federal Home Loan Bank are to mature as follows at December 31, 2004:

Year Ending December 31,	*In Thousands* Amount
2009	$ 14,767
2010	496
	$ 15,263

These advances are collateralized by a required blanket pledge of qualifying mortgage loans.

(9) Non-Interest Income and Non-Interest Expense

The significant components of non-interest income and non-interest expense for the years ended December 31 are presented below:

	In Thousands		
	2004	2003	2002
Non-interest income:			
Service charges on deposits	$ 4,960	4,433	4,234
Other fees	2,868	2,491	2,463
Gains on sales of loans	1,006	2,115	1,374
Security gains	-	-	1
Gains on sales of fixed assets	29	21	3
Other income	35	-	1
	$ 8,898	9,060	8,076
Non-interest expense:			
Employee salaries and benefits	$ 12,566	11,082	9,837
Occupancy expenses	1,290	1,152	1,162
Furniture and equipment expenses	1,623	1,421	1,106
Loss on sales of other assets	64	35	21
Loss on sales of other real estate	18	112	68
Security losses	68	-	-
FDIC insurance	113	108	106
Directors' fees	743	683	665
Other operating expenses	5,376	4,868	4,854
Minority interest in net earnings of subsidiaries	475	916	866
	$ 22,336	20,377	18,685

(10) Income Taxes

The components of the net deferred tax asset are as follows:

	In Thousands	
	2004	2003
Deferred tax asset:		
Federal	$ 3,470	2,641
State	710	540
	4,180	3,181
Deferred tax liability:		
Federal	(819)	(580)
State	(167)	(118)
	(986)	(698)
	$ 3,194	2,483

(10) Income Taxes, Continued

The tax effects of each type of significant item that gave rise to deferred taxes are:

	In Thousands	
	2004	2003
Financial statement allowance for loan losses in excess of tax allowance	$ 3,301	2,857
Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements	(656)	(406)
Financial statement deduction for deferred compensation in excess of deduction for tax purposes	285	238
Financial statement income on FHLB stock dividends not recognized for tax purposes	(331)	(292)
Unrealized loss on securities available-for-sale	595	86
	$ 3,194	2,483

The components of income tax expense (benefit) are summarized as follows:

	In Thousands		
	Federal	State	Total
2004			
Current	$ 4,843	1,047	5,890
Deferred	(167)	(34)	(201)
Total	$ 4,676	1,013	5,689
2003			
Current	$ 5,369	1,139	6,508
Deferred	(221)	(45)	(266)
Total	$ 5,148	1,094	6,242
2002			
Current	$ 4,850	1,025	5,875
Deferred	(389)	(93)	(482)
Total	$ 4,461	932	5,393

(10) *Income Taxes, Continued*

A reconciliation of actual income tax expense of $5,689,000, $6,242,000 and $5,393,000 for the years ended December 31, 2004, 2003 and 2002, respectively, to the "expected" tax expense (computed by applying the statutory rate of 34% to earnings before income taxes) is as follows:

	In Thousands		
	2004	2003	2002
Computed "expected" tax expense	$ 5,032	5,330	4,733
State income taxes, net of Federal income tax benefit	669	722	624
State deferred income taxes related to state income tax rate increase	-	-	(14)
Tax exempt interest, net of interest expense exclusion	(232)	(213)	(237)
Tax expense related to minority interest income in subsidiaries	162	311	294
Federal income tax expense above statutory rate related to taxable income over $10 million	27	32	-
Other	31	60	(7)
	$ 5,689	6,242	5,393

Total income tax expense for 2004 includes tax benefit of $26,000 related to the loss on sale of securities. Total income tax expense for 2002 includes tax expense of less than $1,000 related to the gain on sale of securities. There were no sales of securities in 2003.

(11) *Commitments and Contingent Liabilities*

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial position.

The subsidiary banks lease land for certain branch facilities and automatic teller machine locations. Future minimum rental payments required under the terms of the noncancellable leases are as follows:

Years Ending December 31,	*In Thousands*
2005	$ 34
2006	12
2007	12
2008	13
2009	2
	$ 73

(11) *Commitments and Contingent Liabilities, Continued*

Total rent expense amounted to $72,000, $52,000 and $52,000, respectively, during the years ended December 31, 2004, 2003 and 2002.

The Company has lines of credit with other financial institutions totaling $54,450,000. At December 31, 2004 and 2003, there was no balance outstanding under these lines of credit.

(12) *Financial Instruments with Off-Balance-Sheet Risk*

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	In Thousands Contract or Notional Amount	
	2004	2003
Financial instruments whose contract amounts represent credit risk:		
Unused commitments to extend credit	$ 133,008	98,656
Standby letters of credit	9,531	4,772
Total	$ 142,539	103,428

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

(12) *Financial Instruments with Off-Balance-Sheet Risk, Continued*

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend from one to two years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The fair value of standby letters of credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the likelihood of the counter parties drawing on such financial instruments and the present creditworthiness of such counter parties. Such commitments have been made on terms which are competitive in the markets in which the Company operates, thus, the fair value of standby letters of credit equals the carrying value for the purposes of this disclosure. The maximum potential amount of future payments that the Company could be required to make under the guarantees totaled $9.5 million at December 31, 2004.

(13) *Concentration of Credit Risk*

Practically all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Practically all such customers are depositors of the subsidiary banks. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the consolidated financial statements.

At December 31, 2004, the Company's cash and due from banks included commercial bank deposits aggregating $638,000 in excess of the Federal Deposit Insurance Corporation limit of $100,000 per institution.

Federal funds sold were deposited with six banks.

(14) *Employee Benefit Plan*

The Company has in effect a 401(k) plan which covers eligible employees. To be eligible an employee must have obtained the age of 20 1/2. The provisions of the plan provide for both employee and employer contributions. For the years ended December 31, 2004, 2003 and 2002, the subsidiary banks contributed $653,000, $614,000 and $529,000, respectively, to this plan.

(15) *Dividend Reinvestment Plan*

Under the terms of the Company's dividend reinvestment plan holders of common stock may elect to automatically reinvest cash dividends in additional shares of common stock. The Company may elect to sell original issue shares or to purchase shares in the open market for the account of participants. Original issue shares of 104,388 in 2004, 102,568 in 2003 and 105,194 in 2002 were sold to participants under the terms of the plan after giving effect to the 2 for 1 stock split in 2003.

(16) *Regulatory Matters and Restrictions on Dividends*

The Company and its bank subsidiaries are subject to regulatory capital requirements administered by the Federal Deposit Insurance Corporation, the Federal Reserve and the Tennessee Department of Financial Institutions. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company's capital classification is also subject to qualitative judgments about components, risk weightings and other factors. Those qualitative judgments could also affect the subsidiary banks' capital statuses and the amount of dividends the subsidiaries may distribute.

The Company and its subsidiary banks are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 2004, the Company and its bank subsidiaries are required to have minimum Tier I and total risk-based capital ratios of 4% and 8%, respectively and a leverage ratio of 4%. The actual ratios of the Company and each of its bank subsidiaries were as follows:

	Wilson Bank Holding Company		Wilson Bank & Trust		DeKalb Community Bank		Community Bank of Smith County	
	2004	2003	2004	2003	2004	2003	2004	2003
Tier I ratio	11.12%	12.36%	11.03%	12.48%	11.59%	11.74%	10.87%	11.77%
Total risk-based ratio	12.37%	12.61%	12.22%	13.73%	12.85%	12.99%	12.13%	13.02%
Leverage ratio	8.71%	8.83%	9.07%	8.89%	6.98%	7.89%	7.52%	9.38%

As of December 31, 2004, the most recent notification from the banking regulators categorized the Company and its subsidiaries as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Company's category.

(17) *Deferred Compensation Plan*

The Company's wholly-owned subsidiary bank provides its executive officers a deferred compensation plan, which also provides for death and disability benefits. The plan was established by the Board of Directors to reward executive management for past performance and to provide additional incentive to retain the service of executive management. There were six employees participating in the plan at December 31, 2004.

The plan provides retirement benefits for a period of 180 months after the employee reaches the age of 65. This benefit can be reduced if the wholly-owned subsidiary bank's average return on assets falls below 1%. The plan also provides benefits in the event the executive should die or become disabled prior to reaching retirement. The wholly-owned subsidiary bank has purchased insurance policies or other assets to provide the benefits listed above. The insurance policies remain the sole property of the wholly-owned subsidiary bank and are payable to the Bank. At December 31, 2004 and 2003, the deferred compensation liability totaled $744,000 and

(17) <u>*Deferred Compensation Plan, Continued*</u>

$622,000, respectively, the cash surrender value of life insurance was $909,000 and $802,000, respectively, and the face amount of the insurance policies in force approximated $4,350,000 in 2004 and 2003, respectively. The deferred compensation plan is not qualified under Section 401 of the Internal Revenue Code.

(18) <u>*Stock Option Plan*</u>

In April, 1999, the stockholders of the Company approved the Wilson Bank Holding Company 1999 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan provides for the granting of stock options, and authorizes the issuance of common stock upon the exercise of such options, for up to 200,000 shares of common stock, to officers and other key employees of the Company and its subsidiaries. Furthermore, the Company may issue additional shares under the Stock Option Plan as needed in order that the aggregate number of shares that may be issued during the term of the Plan is equal to five percent (5%) of the shares of common stock then issued and outstanding.

Under the Stock Option Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options, and are generally exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock Based Compensation", as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure", sets forth the method for recognition of cost of plans similar to those of the Company. As is permitted, management has elected to continue accounting for the plan under APB Opinion 25 and related Interpretations. However, under SFAS No. 123, the Company is required to make proforma disclosures as if cost had been recognized in accordance with the pronouncement. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net earnings, basic earnings per common share and diluted earnings per common share would have been reduced to the proforma amounts indicated below:

			In Thousands Except Per Share Amounts		
			2004	2003	2002
Net earnings	As Reported	$	9,112	9,435	8,529
	Proforma	$	9,064	9,375	8,465
Basic earnings per common share	As Reported	$	2.07	2.20	2.04
	Proforma	$	2.06	2.19	2.03
Diluted earnings per common share	As Reported	$	2.07	2.20	2.04
	Proforma	$	2.06	2.18	2.02

(18) ***Stock Option Plan, Continued***

A summary of the stock option activity for 2004, 2003 and 2002 is as follows:

	2004		2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	100,734	$ 16.50	93,634	$ 15.80	94,298	$ 15.45
Granted	5,500	26.27	10,500	22.50	8,000	19.75
Exercised	(11,613)	(15.54)	(2,000)	(15.32)	(2,666)	(15.28)
Forfeited	(6,831)	(16.32)	(1,400)	(15.28)	(5,998)	(15.88)
Outstanding at end of year	87,790	$ 17.26	100,734	$ 16.50	93,634	$ 15.80
Options exercisable at year end	28,870		31,852		24,642	

The following table summarizes information about fixed stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/04	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at 12/31/04	Weighted Average Exercise Price
$ 15.28 - $ 19.75	73,440	$ 15.96	5.5 years	27,920	$ 15.68
$ 22.50 - $27.50	14,350	$ 23.92	9.3 years	950	$ 22.50

Share and per share data above for 2002 have been restated to reflect a 2 for 1 stock split effective October 31, 2003.

The fair value of options granted in 2004, 2003 and 2002 was $3.89, $2.69 and $.93, respectively, for each option. The fair value was estimated using the Black-Scholes option-pricing model. The weighted average assumptions used to calculate the minimum value were as follows for 2004, 2003 and 2002, respectively: risk free interest rate of 4.25%, 3.97% and 3.43%, expected life of ten years; and dividend yield of 2.29%, 2.56% and 2.91%. The dividend yield was computed assuming a dividend payout of $.63, $.58 and $.58 per share, respectively.

(19) *Earnings Per Share*

Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" establishes uniform standards for computing and presenting earnings per share. The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. For the Company the computation of diluted earnings per share begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options. Share and per share data for 2002 have been restated to reflect a 2 for 1 stock split effective October 31, 2003.

The following is a summary of the components comprising basic and diluted earnings per share (EPS):

	In Thousands (except share data)		
	2004	2003	2002
Basic EPS Computation:			
Numerator - Earnings available to common stockholders	$ 9,112	9,435	8,529
Denominator - Weighted average number of common shares outstanding	4,393,791	4,285,000	4,178,976
Basic earnings per common share	$ 2.07	2.20	2.04
Diluted EPS Computation:			
Numerator - Earnings available to common stockholders	$ 9,112	9,435	8,529
Denominator:			
Weighted average number of common shares outstanding	4,393,791	4,285,000	4,178,976
Dilutive effect of stock options	13,035	9,844	6,146
	4,406,826	4,294,844	4,185,122
Diluted earnings per common share	$ 2.07	2.20	2.04

(20) *Wilson Bank Holding Company - Parent Company Financial Information*

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Balance Sheets

December 31, 2004 and 2003

	In Thousands	
	2004	2003
ASSETS		
Cash	$ 125*	61*
Investment in wholly-owned commercial bank subsidiary	64,359*	56,598*
Investment in 50% owned commercial bank subsidiaries	6,959*	6,549*
Refundable income taxes	118	115
Total assets	$ 71,561	63,323
LIABILITIES AND STOCKHOLDERS' EQUITY		
Stockholders' equity:		
Common stock, par value $2.00 per share, authorized 10,000,000 shares, 4,436,607 and 4,320,606 shares issued and outstanding, respectively	$ 8,873	8,642
Additional paid-in capital	14,856	11,928
Retained earnings	48,688	42,838
Unrealized losses on available-for-sale securities, net of income taxes of $531,000 and $53,000, respectively	(856)	(85)
Total stockholders' equity	71,561	63,323
Total liabilities and stockholders' equity	$ 71,561	63,323

*Eliminated in consolidation.

(20) *Wilson Bank Holding Company - Parent Company Financial Information, Continued*

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Earnings and Comprehensive Earnings

Three Years Ended December 31, 2004

	In Thousands		
	2004	2003	2002
Expenses:			
Directors' fees	$ 297	301	299
Other	12	-	21
Loss before Federal income tax benefits and equity in undistributed earnings of commercial bank subsidiaries	(309)	(301)	(320)
Federal income tax benefits	118	115	123
	(191)	(186)	(197)
Equity in undistributed earnings of commercial bank subsidiaries	9,303*	9,621*	8,726*
Net earnings	9,112	9,435	8,529
Other comprehensive earnings (losses), net of tax:			
Unrealized gains (losses) on available-for-sale-securities arising during period, net of taxes of $504,000, $567,000 and $445,000, respectively	(813)	(915)	717
Less reclassification adjustments for net (gains) losses included in net earnings, net of taxes of $26,000 in 2004	42	-	(1)
Other comprehensive earnings (losses)	(771)	(915)	716
Comprehensive earnings	$ 8,341	8,520	9,245

*Eliminated in consolidation.

(20) *Wilson Bank Holding Company - Parent Company Financial Information, Continued*

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2004

In Thousands

	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance December 31, 2001	$ 4,108	11,847	29,903	113	45,971
Cash dividends declared, $.58 per share	-	-	(2,378)		(2,378)
Issuance of 105,194 shares of stock pursuant to dividend reinvestment plan	105	2,046	-	-	2,151
Issuance of 2,666 shares of stock pursuant to exercise of stock options	3	38	-	-	41
Net change in unrealized gain on available-for-sale securities during the year, net of taxes of $445,000	-	-	-	717	717
Net earnings for the year	-	-	8,529	-	8,529
Balance December 31, 2002	4,216	13,931	36,054	830	55,031
Cash dividends declared, $.63 per share			(2,651)		(2,651)
Issuance of 102,568 shares of stock pursuant to dividend reinvestment plan	103	2,289	-	-	2,392
Issuance of 2,000 shares of stock pursuant to exercise of stock options	3	28	-	-	31
Issuance of 2,160,028 shares of stock pursuant to a 2 for 1 stock split	4,320	(4,320)	-	-	-
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $567,000	-	-	-	(915)	(915)
Net earnings for the year	-	-	9,435	-	9,435
Balance December 31, 2003	8,642	11,928	42,838	(85)	63,323
Cash dividends declared, $.75 per share	-	-	(3,262)	-	(3,262)
Issuance of 104,388 shares of stock pursuant to dividend reinvestment plan	208	2,770	-	-	2,978
Issuance of 11,613 shares of stock pursuant to exercise of stock options	23	158	-	-	181
Net change in unrealized loss on available-for-sale securities during the year, net of taxes of $478,000	-	-	-	(771)	(771)
Net earnings for the year	-	-	9,112	-	9,112
Balance December 31, 2004	$ 8,873	14,856	48,688	(856)	71,561

(20) *Wilson Bank Holding Company -*
Parent Company Financial Information, Continued

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Cash Flows

Three Years Ended December 31, 2004

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2004	2003	2002
Cash flows from operating activities:			
Cash paid to suppliers and other	$ (309)	$ (301)	(320)
Tax benefits received	115	123	104
Net cash used in operating activities	(194)	(178)	(216)
Cash flows from investing activities:			
Dividends received from commercial bank subsidiaries	486	639	616
Dividends reinvested in commercial bank subsidiaries	(125)	(226)	(186)
Net cash provided by investing activities	361	413	430
Cash flows from financing activities:			
Dividends paid	(3,262)	(2,651)	(2,378)
Proceeds from sale of stock	2,978	2,392	2,151
Proceeds from exercise of stock options	181	31	41
Net cash used in financing activities	(103)	(228)	(186)
Net increase in cash and cash equivalents	64	7	28
Cash and cash equivalents at beginning of year	61	54	26
Cash and cash equivalents at end of year	$ 125	61	54

(20) *Wilson Bank Holding Company -*
Parent Company Financial Information, Continued

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Cash Flows, Continued

Three Years Ended December 31, 2004

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2004	2003	2002
Reconciliation of net earnings to net cash used in operating activities:			
Net earnings	$ 9,112	9,435	8,529
Adjustments to reconcile net earnings to net cash used in operating activities:			
Equity in earnings of commercial bank subsidiaries	(9,303)	(9,621)	(8,726)
Decrease (increase) in refundable income taxes	(3)	8	(19)
Total adjustments	(9,306)	(9,613)	(8,745)
Net cash used in operating activities	$ (194)	(178)	(216)

(21) *Disclosures About Fair Value of Financial Instruments*

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

Cash and short-term investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

SFAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

(21) *Disclosures About Fair Value of Financial Instruments, Continued*

Loans, Continued

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in an actual sale.

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on the subsidiary banks' internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals), etc.

Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107 the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Repurchase Agreements

The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

Advances from Federal Home Loan Bank

The fair value of the advances from the Federal Home Loan Bank are estimated by discounting the future cash outflows using the current market rates.

(21) *Disclosures About Fair Value of Financial Instruments, Continued*

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are generally made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods extending from one to two years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit and the amounts unearned at December 31, 2004 and 2003 are insignificant. Accordingly, these commitments have no carrying value and management estimates the commitments to have no significant fair value.

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

	In Thousands			
	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 49,315	49,315	82,323	82,323
Securities	133,072	133,575	149,536	150,219
Loans, net of unearned interest	724,001		592,791	
Less: allowance for possible loan losses	9,370		8,077	
Loans, net of allowance	714,631	712,712	584,714	591,733
Loans held for sale	3,515	3,515	3,972	3,972
Restricted equity securities	2,661	2,661	2,559	2,559
Financial liabilities:				
Deposits	832,922	833,268	770,419	776,938
Securities sold under repurchase agreements	6,679	6,679	8,606	8,606
Advances from Federal Home Loan Bank	15,263	15,588	712	819
Unrecognized financial instruments:				
Commitments to extend credit	-	-	-	-
Standby letters of credit	-	-	-	-

(21) *Disclosures About Fair Value of Financial Instruments, Continued*

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, a subsidiary Bank has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(22) *Quarterly Financial Data (Unaudited)*

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

(In Thousands, except per share data)

	2004				2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 10,750	12,588	12,155	11,770	9,501	11,760	11,308	11,546
Net interest income	6,449	8,577	8,426	8,060	5,803	7,943	7,488	7,664
Provision for possible loan losses	1,001	515	337	1,420	386	466	471	581
Earnings before income taxes	3,866	4,046	3,913	2,976	3,714	4,020	4,062	3,881
Net earnings	2,432	2,459	2,415	1,806	2,255	2,420	2,400	2,360
Basic earnings per common share	.55	.55	.56	.41	.52	.56	.56	.56
Diluted earnings per common share	.55	.55	.56	.41	.52	.56	.56	.56

Holding Company & Stock Information

Wilson Bank Holding Company Directors and Executive Officers

Harold Patton, Chairman; Randall Clemons, President & CEO; Charles Bell; Jack Bell; Mackey Bentley; Jimmy Comer; Jerry Franklin; John Freeman; Marshall Griffith; James Anthony Patton; Elmer Richerson, Executive Vice President; John R. Trice; Bob VanHooser.

Common Stock Market Information

The common stock of Wilson Bank Holding Company is not traded on an exchange nor is there a known active trading market. The number of stockholders of record at February 1, 2005 was 1,649. Based solely on information made available to the Company from limited numbers of buyers and sellers, the Company believes that the following table sets forth the quarterly range of sale prices for the Company's stock during the years 2003 and 2004. **The information set forth below has been adjusted to reflect a 2-for1 stock split paid by* the Company on October 30, 2003.

Stock Prices

2003	High	Low
First Quarter	$22.50	$21.75
Second Quarter	23.25	22.50
Third Quarter	24.12	23.25
Fourth Quarter	27.50	24.12
2004		
First Quarter	$28.50	$27.50
Second Quarter	29.50	28.50
Third Quarter	29.50	28.50
Fourth Quarter	30.50	29.50

On January 1, 2003, a $.30 per share cash dividend was declared and on July 1, 2003 a $.33 per share cash dividend was declared and paid to shareholders of record on those dates. On January 1, 2004, a $.35 per share cash dividend was declared and on July 1, 2004, a $.40 per share cash dividend was declared and paid to shareholders of record on those dates. Future dividends will be dependent upon the Company's profitability, it's capital needs, overall financial condition economic and regulatory consideration.

Annual Meeting and Information Contacts

The Annual Meeting of Shareholders will be held in the Main Office of
Wilson Bank Holding Company at 7:00 P.M., April 12, 2005
at 623 West Main Street, Lebanon, Tennessee.

For further information concerning Wilson Bank Holding Company or its subsidiaries, or to obtain a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, which is available without charge to shareholders, please contact Lisa Pominski, CFO, Wilson Bank & Trust, P.O. Box 768, Lebanon, Tennessee 37088-0768, phone (615)444-2265.

.eturns/Earnings Charts



Return On Average Assets
1.14%
1.33%
1.31%
1.04%
2001
2002
2003
2004



Loans, Net
$427,764
$489,277
$543,658
$584,714
$714,631
2000
2001
2002
2003
2004



Deposits
$543,583
$602,576
$679,408
$770,419
$832,922
2000
2001
2002
2003
2004



Return On Average Stockholders Equity
15.70%
16.98%
16.00%
13.61%
2001
2002
2003
2004



Stockholders' Equity
$38,735
$45,971
$55,031
$63,323
$71,561
2000
2001
2002
2003
2004



Basic Earnings Per Share
$1.42
$1.63
$2.04
$2.20
$2.07
2000
2001
2002
2003
2004



Interest Income
Interest Expense
Net Interest Income
$22,860
$19,566
$47,883
$25,633
$22,250
$45,090
$18,215
$26,875
$44,115
$15,217
$28,898
$47,263
$15,751
$31,512
2000
2001
2002
2003
2004

The per share information set forth above has been adjusted to reflect a 2-for1 stock split paid by the Company on October 30, 2003